5/13

04030166

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mayr-Melnhof Karton AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

FILE NO. 82- 4052 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 5/18/04

82-4032

ARIS
12-31-03



MM KARTON AG

Annual Report 2003





Annual Report 2003

Mayr-Melnhof Group

Overview

consolidated (in millions of EUR)	2003	2002	+/-
Consolidated sales	**1,320.6**	1,265.7	+4.3%
EBITDA	**214.5**	223.3	(3.9%)
Operating profit	**136.2**	135.7	+0.4%
Income before income taxes and minority interests	**132.3**	132.8	(0.4%)
Net income	**90.9**	83.3	+9.1%
Cash earnings	**169.9**	174.7	(2.7%)
Return on equity	**15.0%**	15.2%	
Operating margin	**10.3%**	10.7%	
Return on capital employed	**21.6%**	24.5%	
Stockholders' equity	**637.3**	572.0	
Total liabilities and stockholders' equity	**1,184.6**	1,175.2	
Capital expenditures	**79.2**	67.9	
Depreciation and amortization	**81.8**	87.5	
Employees	**6,806**	6,786	
Basic and diluted earnings per share (in EUR)	**8.25**	7.57	
Dividend per share (in EUR)	**2.20** [1]	2.00	

[1] proposed

Contents

Mayr-Melnhof Group

The world wide leading producer of



Europe's largest manufacturer

A leading European packaging producer for



is:

recycled fiber based cartonboard

of folding cartons

cigarettes and confectionary

Foreword by the Chairman of the Management Board



Dear Shareholders,

In 2003, your Company continued to advance along the road of success. We once again closed the financial year with record results. Despite the extremely sluggish economy in our major markets, our motivated employees succeeded in further increasing customer value and keeping costs under control.
On behalf of the Management Board, I would like to express my sincere thanks for the high degree of trust that you placed in us during these uncertain economic times. The growth in the Mayr-Melnhof share price reflected the market's confidence by climbing 35% in 2003, on top of last year's 33% increase. As a result of the positive growth in earnings and in line with our dividend policy of distributing one third of the consolidated net income for the year in the long term, the Management Board will propose an increase in dividend of EUR 0.20 to EUR 2.20 per share at the Annual Shareholders' Meeting.

On behalf of the Management Board, I would also like to thank all our employees for their commitment and the extraordinary efforts that were instrumental in making this success possible.

By the end of the first quarter, it was necessary to lower our cartonboard output by selective production downtime in order to adjust to the demand situation on the Western European and Non-European markets. These measures successfully counteracted price erosion.
The business of MM-Packaging benefited in particular from the high proximity of its customer industries, to consumption as well as from market success.
In this first year following the integration of the new segment MM-Graphia, the development process continued as planned, enabling us to further strengthen the solid and productive profit basis of our Group.

2003 was the third consecutive year with a tight market situation and intense competition. In such circumstances, success depends on serving customers faster and better while simultaneously cutting production costs. That goal was pursued enthusiastically throughout the Group in 2003, and despite lower capacity utilization levels, profitability was largely maintained. All segments, therefore, achieved a high return on capital employed.

A policy of comprehensive transparency and standardization of procedures is required to maximize potential improvements on a Group-wide level within a short period of time. A highly ambitious benchmarking program between our sites allows us to do this quickly and effectively. At the same time, this approach allows us to adapt to the current market situation more flexibly than ever. Steady progress was also made in the development of flexible work schedules because one thing seems to be for sure: as buffers in the supply chain continue to shrink, the trend towards short-order business with increasing volatility in orders and sales appears to be here to stay.

By focusing on our core competences and targeting cost leadership we will continue to keep the Mayr-Melnhof Group attractive to our customers and shareholders. Optimal training and high motivation of our employees are decisive factors, which have highest priorities throughout the Group. Continuous investment activities ensure that our folding carton and cartonboard products will be maintained in state-of-the-art and serve market demands. As in the previous year, the focus of investments in 2004 will continue to be on projects to reduce direct costs.

Since the demand for our products is highly dependent on the overall economy, your Company will continue to grow primarily through acquisitions. As in the past, our goal is to increase our earnings and volumes by acquisitions and, if necessary, new construction projects. Our acquisition strategy concerns all segments, with the highest priority being on targets in Central and Eastern Europe. We plan to respond to increasing competition from rising cartonboard production capacities in China by ensuring optimal efficiency in our European production facilities and be intensifying sales efforts in the Chinese market, carried out by the newly established Mayr-Melnhof sales organization.
For cartonboard processing, we predict that the trend of business will remain steady to a large degree, but downward pressure on prices is likely to increase. We will therefore continue to specialize our sites and focus on the most profitable sales segments.

Your Company is very well positioned and has a solid financial basis, affording us great flexibility for our future growth. Our employees have the knowledge and motivation to meet any oncoming challenges with confidence. We are enthusiastically pursuing our goal of making 2004 another successful year.

Join us on our path into a successful future.

Wilhelm Hörmanseder
Chairman of the Management Board
Vienna, March 2004

Board Members

The Management Board

Dr. Wilhelm HÖRMANSEDER
Chairman, born 1954, member of the Management Board since 1994

Dr. Andreas BLASCHKE
born 1961, member of the Management Board since May 14, 2002

Herbert NOICHL
born 1965, member of the Management Board since May 14, 2002

Ing. Franz RAPPOLD
born 1952, member of the Management Board since May 14, 2002

The members of the Management Board do not hold mandates in Group-external supervisory boards.

(Photo left to right: F. Rappold, A. Blaschke, H. Noichl, W. Hörmanseder)

The Supervisory Board

Dipl.-Ing. Carl Anton GOESS-SAURAU
Member and Honorary Chairman

Dkfm. Michael GRÖLLER
Chairman

Dipl.-Ing. Friedrich MAYR-MELNHOF
Deputy Chairman

o. Univ.-Prof. Dr. Romuald BERTL
Deputy Chairman

Board Members

Dr. Gerhard GLINZERER

Dipl.-Ing. Clemens GOESS-SAURAU

Manfred GRUNDAUER
Delegate of the European Staff Council of MM-Karton

Hubert ESSER
Delegate of the European Staff Council of MM-Karton

Gerhard NOVOTNY
Delegate of the Staff Council of MM-Packaging



Corporate Governance

The organizational and management principles of the Mayr-Melnhof Group have always been based on the principles of reliable corporate governance and, therefore, guarantee responsible corporate management and control, focusing on a strategy of long-term adding value. Therefore, our attitude towards the introduction of the Austrian Corporate Governance Code in 2002, which contains the legal regulations and customary international recommendations on company management and supervision, is extremely positive. We feel that it is our duty to comply with the Code and to practice comprehensive reporting in that respect.

The Management Board and the Supervisory Board of Mayr-Melnhof Karton AG therefore decided in 2003, as part of a Group-wide initiative, to determine whether or not the rules set forth in this Code are being complied with and to publish the results in the Annual Report and on the company website.

The inspection showed that the legal obligations were complied with in their entirety. The additional regulations set forth in the Code were almost always adhered to, as well as the recommendations that do not require any explanation in the case of deviation.

Mayr-Melnhof Karton AG therefore continues, without limitations, to be in full compliance with all applicable legal regulations and is also in compliance with the regulations of the Code that require explanation (C regulations: 'comply or explain') with the following limitations:

Rule 38: The Articles of Association do not stipulate any age limit for the company's Management Board members.

Explanation: Appointment of Management Board members is solely contingent on professional and personal qualifications.

Rule 51: At least one member of the Supervisory Board should represent minority interests, as minority interests > 25%.

No specific representative for minority interests has been appointed, since half of the capital representatives in the Supervisory Board are not members of the majority shareholder families.

Rule 54: The Articles of Association do not stipulate any age limit for the company's Supervisory Board members.

Explanation: Appointment of Supervisory Board members is solely contingent on professional and personal qualifications.

The Management Board and the Supervisory Board will continue to monitor regularly compliance with the Austrian Corporate Governance Code. A record of compliance or deviation will be published in the Annual Report and on the Company's website.

MM

Shares

10 Years on the Vienna Stock Exchange

Mayr-Melnhof Shares

10 Years on the Vienna Stock Exchange

The Mayr-Melnhof share was launched on the Vienna Stock Exchange on April 21, 1994 at an issue price of EUR 52.32 per share. As part of a capital increase, mainly international investors subscribed to 4.8 million ordinary shares. Since then, the stake held by the private core shareholder has remained unaltered at a level of approximately 60 %. During the time between the IPO and the beginning of 2004, the share price has almost doubled. In addition, over EUR 160 million in dividends has been distributed to the shareholders, which corresponds to an average annual total shareholder return of approximately 8 %. In the same period, the ATX developed at a rate of around 4 % p.a.

Mayr-Melnhof AG shares are exclusively listed on the Vienna Stock Exchange and are represented in the main trading segments – the ATX (Austrian Traded Index) and the ATX Prime (quality index with special transparency requirements). In the USA, Mayr-Melnhof shares are listed in an ADR (American Depository Receipts) program with the Bank of New York, where they are traded OTC (Over-The-Counter). Four ADRs represent one ordinary share. In addition, Mayr-Melnhof shares, being an ecological investment, have also been part of the nature stocks index NAX for a long time.

Markets in 2003

After a period of pronounced uncertainty as a result of the war in Iraq and unfavorable stock market sentiment at the beginning of 2003, the international financial markets started to display a more bullish sentiment than expected since the second quarter. This change in mood was caused by a gradual improvement in the economic environment, particularly in the USA. As a result, after three consecutive years of losses, the stock markets in Europe finally took an upward turn. Above-average development was recorded in the more cyclical sectors, particularly in the area of technology stocks.

Mayr-Melnhof Share Performance

With a price increase of +35 %, Mayr-Melnhof shares were able to continue its significant rise of the previous year (2002: +33 %).
With this positive performance, the shares did not only exceed the MSCI (Morgan Stanley Capital International) sector index, but also outperformed the highly successful development of the key index of the Vienna Stock Exchange. The ATX closed at 1,545.15 points with a gain of 34 %. This positive trend also continued into 2004. At the beginning of January, the MM share price passed the EUR 100 mark for the first time.

With an average daily turnover of approximately EUR 2.5 million or 32,000 shares (2002: EUR 2.8 million; 41,000 shares), the MM share was again among the most heavily traded stocks on the Vienna Stock Exchange in 2003. At year-end, the MM share was weighted at 3.6 % on the ATX.

Shareholder Structure
The shareholder structure continued unchanged and stable in 2003. Sixty percent of the company's share capital, which is divided into 12,000,000 no-par bearer shares, are held by the core shareholder families in a syndicate. Another 8 % of shares are held by the company as a result of the share repurchase program. The remaining portion are free-float shares, held principally by institutional investors in the USA, Great Britain, Austria, Germany, France and Switzerland.

Dividend Proposal of EUR 2.20 per Share
At the 10th Annual Shareholders' Meeting on May 18, 2004, distribution of a dividend of EUR 2.20 per share will be proposed. Based on the average share price in 2003, this results in a dividend yield of 2.8 %. The pay-out ratio comes up to approximately 27 % of the consolidated net income for the year, which is in line with the Company's dividend policy of distributing approximately one third of the consolidated annual profit in the long term.

Share Repurchase Program
At the end of 2003 the Group held a total of 975,848 MM shares, representing 8.1% of the capital stock, which have been repurchased at a value of EUR 53.1 million including fees. In 2003, no shares were repurchased. The book value per share was EUR 54.4 at year-end 2003.
The maximum repurchase volume is limited to 1.2 million shares or 10% of the company's capital stock. All transactions were published on the Internet at www.mayr-melnhof.com.

Investor Relations
In 2003, investors again demonstrated significantly increased interest in an investment in Mayr-Melnhof Karton AG. This has become evident from the markedly increased number of one-on-one meetings with institutional investors and the continuous analysis of MM shares by a large number of banks. Also in 2003, the shares were for the first time included in the coverage of Berenberg Bank, Hamburg.

The open, positive dialogue with the financial community has been consistently maintained in the year under review. For our private shareholders, the Chairman of the Management Board presented the current situation and development of the company at the private investors' fair, the Gewinn-Messe 2003, in Vienna.

For its corporate management strategy, which focuses on long-term value appreciation, as well as its investor relations activities, Mayr-Melnhof was awarded the Shareholder Value Award by the Austrian economics magazine 'Format'. To us, this award is an incentive to continue our efforts of constantly improving the quality of our investor relations activities.

At the beginning of 2004, the re-designed Group website went online at www.mayr-melnhof.com, providing an improved information network for all virtual visitors of Mayr-Melnhof.

We always appreciate to receive suggestions on how to enhance the quality of our investor relations efforts.

Shareholders' Club
All shareholders and interested investors registered in our Shareholders' Club receive the Mayr-Melnhof Karton AG Company reports via mail on a regular basis and are invited to Company presentations, occurring primarily in connection with significant new developments within the Group. The Shareholders' Club is a service provided by Mayr-Melnhof free of charge. Our Investor Relations department welcomes membership applications at any time.

Contact Mayr-Melnhof Investor Relations:
Phone: +43/ (0)1 50 136-1180
Fax: +43/ (0)1 50 136-1195
E-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com

Information on the Mayr-Melnhof Share
ISIN securities identification number: AT0000938204
ADR Level 1: MNHFY
Reuters: MMKV.VI
Bloomberg: MAYR AV

Relative Performance of MM Shares 2003/2004 (30th December 2002=100)


MM
ATX
MSCI (Europe/Forest Products and Paper)
160
150
140
130
120
110
100
90
80
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.

Share Performance Indicators	2001	2002	2003
Stock price per Share (in EUR)			
High	57.61	81.78	**95.30**
Low	45.97	52.90	**64.40**
Year-End	53.16	70.50	**95.30**
Stock Performance			
-1 month	+0.3%	(1.1%)	**+6.2%**
-3 month	(1.9%)	+7.9%	**+16.1%**
-9 month	+4.5%	+4.0%	**+22.4%**
Relative Performance (year-end)			
MM Shares	+13.2%	+32.6%	**+35.2%**
ATX	+6.3%	+0.9%	**+34.4%**
MSCI (Euro/Forest Products & Paper)	+15.4%	(19.5%)	**+5.4%**
Share Performance Indicators (in EUR)			
Earnings per share [1]	6.66	7.57	**8.25**
Cash earnings per share [1]	13.65	15.87	**15.42**
Equity capital per share [2]	47.38	52.16	**57.81**
Dividend per share	1.80	2.00	**2.20**[3]
Dividend (in millions of EUR)	19.90	22.00	**24.30**[3]
Dividend yield per average share price	3.4%	3.0%	**2.8%**
Trading Volume			
Vienna Stock Exchange (in EUR) [4]	2,156,210	2,756,707	**2,467,796**
Number of shares issued	12,000,000	12,000,000	**12,000,000**
Own shares [5]	952,134	1,032,848	**975,848**
Free float [5]	3,847,866	3,767,152	**3,824,152**
Market capitalization (in millions of EUR) [5]	587	773	**1,051**
ATX weighting (in %) [5]	3.52	3.96	**3.59**

[1] average shares outstanding

[2] shares issued as of December 31

[3] proposed

[4] daily average

[5] as of December 31

Divisions

The primary focus of our business is on the manufacturing and processing of cartonboard. All resources are utilized with this in mind. It is our goal to secure and expand market leadership in each of the three Divisions. Each Division pursues this objective as an independent organizational unit with separate responsibility for its results.


MM-Packaging 30%
MM-Graphia 20%
MM-Karton 50%

Percentage of Group Sales %

MM-Karton

We cover Solutions

MM

KARTON

Mayr-Melnhof Karton

Mayr-Melnhof Karton is the largest manufacturer of folding cartons in Europe, as well as the worldwide leading producer of recycled fiber based cartonboard.

MM-Karton stands for quality and reliability, as well as for value and high application security. Our goal is to be "Best in Business".

The environmentally responsible manufacturing of high-quality cartonboard that meet the requirements of the market while at the same time consisting chiefly of recyclable raw materials – this is the challenge that we are facing. Cartonboard on the basis of virgin and recycled fibers will continue to determine our future.

The year 2003 was characterized by short-term demand in Europe, as well as increasing competition and temporary declines in orders from Asia. In accordance with our strategy, capacities were adjusted to the market situation by means of selective production downtime. As a result of significant cost-cutting measures and mostly stable prices, it was nevertheless possible to achieve high-level results.

MM-Karton manufactures high-quality cartonboard from both recovered paper and virgin fiber, which is sold to customers in about 100 countries all over the world. On a global level, over 30 million tons of cartonboard are consumed each year. The development of cartonboard demand is largely dependent on the overall economic situation. In accordance with the current growth forecasts, Asia and Eastern Europe will continue to represent the most dynamic sales markets for cartonboard over the next few years. MM-Karton has already been present in these markets for decades, we are presently the leading supplier in Eastern Europe and the largest European cartonboard exporter to China.

MM-Karton's line of products concentrates on a wide range of different qualities of recycled fiber based cartonboard, supplemented by various competitive varieties of virgin fiber based cartonboard. The main area of application is folding cartons for the food sector, which accounts for more than half of the company's production volume. Our customers are mainly folding carton manufacturers. They value the consistent quality and variety of our products. As a result of continuous further development of the quality parameters of recycled fiber based cartonboard, it can now also be used in areas that were previously reserved for virgin fiber based grades. Therefore, the market situation between recycled fiber and virgin fiber cartonboard is very balanced. Substitute profits and losses between cartonboard and other packaging materials offset one another.

The consolidation of European cartonboard manufacturers is already well advanced. The top five European manufacturers, which account for around two thirds of the overall cartonboard production capacity, are in intense competition. With 14 cartonboard machines at 9 European locations and an annual capacity of around 1.6 million tons, MM-Karton is the leading manufacturer in Europe. MM-Karton achieved this strong position by means of continuous acquisitions and increases in efficiency, as well as a parallel strategy of closing non-economical plants. Although no new recycling cartonboard machines have been constructed in Europe over the past ten years and ongoing capacity increases resulting from technical optimizations were mostly absorbed by the European market, exports to Non-European markets play a major role for capacity utilization in Europe. In this context, the massive increases of production capacity in China will represent a great challenge in the years to come.

With the aim of being closer to our customers, maintaining our market share and at the same time best participating in the growth of the Chinese market, MM-Karton has established its own sales organization in China in 2003, with sales offices in Shanghai and Guangzhou. This sales organization has replaced the representation by agents. In Eastern Europe, the sales network was extended to include a sales office in Moscow.

In order to maintain and increase our competitive edge and earnings power, we are pursuing ambitious cost cutting programs on an ongoing basis. In 2003, the focus was on the areas of energy and logistics.
Due to the high level of process standardization and as a result of real-time management information, we are able to implement potential optimizations quickly across the Division and to meet fluctuations in demand with a high degree of flexibility reducing their effects on the Company's results.

In line with our priorities of maintaining a continuous dialogue with our customers, focusing on market segments, cost leadership and a wide range of services, we utilize the opportunities of the supply chain by means of electronic networking with our customers via the 'CoMMunity' and follow the trend towards economically and ecologically superior packaging solutions.

We plan to further expand MM-Karton's business in the future markets of Eastern Europe and Asia, and to continue our growth by making further acquisitions. As in the past, we will continue to make earnings a priority and, if necessary, adjust capacities while maintaining our market share. We deal with increases in the price of recovered paper by means of strategic stock-keeping, long-term supply agreements with local municipalities, as well as short-term price agreements for our cartonboard products.

Our goal is to be "Best in Business".

Mills	2003
Austria	2
Germany	3
Switzerland	1
Netherlands	1
Bulgaria	1
Slovenia	1

Divisional Indicators MM-Karton (in millions of EUR)	**2003**	2002	+/-
Sales	**755.6**	778.7	(3.0%)
EBITDA	**132.0**	147.6	(10.6%)
Operating profit	**80.3**	94.4	(14.9%)
Cash earnings	**106.5**	117.2	(9.1%)
EBITDA margin	**17.5%**	19.0%	
Operating margin	**10.6%**	12.1%	
Cash earnings margin	**14.1%**	15.1%	
Return on capital employed	**17.9%**	24.1%	
Capital expenditures	**55.0**	46.9	
Depreciation and amortization	**53.5**	51.8	
Employees	**2,969**	2,952	

	2003	2002	+/-
Tonnage sold (in thousands of tons)	**1,425**	1,437	(0.8%)
Tonnage produced (in thousands of tons)	**1,426**	1,435	(0.6%)
Recycled fiber based board	**1,285**	1,300	
Virgin fiber based board	**141**	135	
Capacity utilization	**87%**	93%	

Leading European producers of coated board (Capacity in thousands of tons)



Virgin fiber based board
☐ Recycled fiber based board
1,600
1,400
1,200
1,000
800
600
400
200
Mayr-Melnhof Karton (AUT)
StoraEnso (FIN/SWE)
Reno de Medici (ITL)
M-real (FIN)
Cascades (FRA/CDN)

Source: MM ; excl. grey board, LBP (StoraEnso), and CNK from USA

Tonnage produced (in thousands of tons)



Virgin fiber based board
☐ Recycled fiber based board
1,600
1,400
1,200
1,000
800
600
400
200
1999
2000
2001
2002
2003

Percentage of Group sales

in %


50%

Percentage of Group operating profit

in %


59%

Sales by destination[*)]

in %


14.3%
Eastern Europe
69.4% EU
6.8% Asia
9.5% Others

*) including interdivisional sales



Foodtray „Skywalker“

Emballissimo 2003,
Award of the
Austrian paper industry

Shaping the World of Cartons

MM-

Packaging

MM
PACKAGING

Mayr-Melnhof Packaging

Mayr-Melnhof Packaging is the leading producer of folding cartons in Europe. *We daily meet the challenge of processing cartonboard into successful products* for dynamic markets and customers.

Facilities throughout Europe with different specializations form a network that is based on our corporate standard of top-quality performance and competence.

Our aims are transparency, efficiency and intelligent solutions. Flexible utilization of standardized processes during each stage of development and production is the basis for our success.

Despite the weak economic environment, capacity utilization was kept at a stable level, which illustrates the successful market position of MM-Packaging in 2003. Nevertheless, pressure on prices increased due to strong competition. As a result of the specialization of individual facilities and successful cost-cutting measures an increase in business performance could be achieved.

Mayr-Melnhof Packaging primarily focuses on the production of folding cartons. Cartonboard is printed, cut, folded and glued and then delivered to the customer's packaging machine. As folding cartons are mostly used for articles of daily use, demand largely follows the overall economic climate. The structure of suppliers in the European folding carton sector is still highly fragmented, despite continuing industry consolidation. Industrial-scale operation of the individual plants is implemented only gradually. With 315,000 tons of cartonboard processed each year, Mayr-Melnhof Packaging is Europe's largest producer of folding cartons. Our network of 15 facilities in Western and Eastern Europe primarily sells to multinational customers in the food industry. For the past ten years, MM-Packaging has also been a leading manufacturer in Central and Eastern Europe, operating its own production facilities and, together with its mostly multinational customers, participating in the dynamic development of this region.

Our companies specialize in individual market segments. Apart from food applications, the main segments are packaging for detergents, pet food, hygiene and household articles and pharmaceuticals. Equipped with state-of-the-art machinery and utilizing the latest know-how, our plants provide individual solutions tailored to each customer's specific demands in the areas of product development, production, logistics and quality assurance. This enables Mayr-Melnhof Packaging to combine a broad range of products with the efficiency required to provide timely and cost-effective solutions.

We continuously invest in the latest technology to increase our range of services and to enhance our competitive edge. In line with the increase in demand, the focus in 2003 was on the equipment of our plants with efficient finishing systems.

Once purely functional, folding cartons today play a major role in sophisticated packaging solutions, taking into account new forms of packaging, consumer-friendly handling and the creative integration of emotional marketing concepts for product promotion and commercialization. One of the biggest challenges the folding carton industry is facing today is the continuous shortening of the product life cycle and the resulting demand for constant optimization in all phases of the value-added chain. Accordingly, Mayr-Melnhof Packaging has extended its comprehensive range of services by introducing an innovative and efficient service package.

In addition, Mayr-Melnhof Packaging sets new standards not only in production, but also in innovation. In 2003, Mayr-Melnhof Packaging once again won the "Carton of the Year", the most prestigious and traditional prize awarded by the European folding carton industry for outstanding packaging innovations.

MM-Packaging's main objective for the future is to further expand its scope of activities through acquisitions, particularly in the growing economies of Central and Eastern Europe. The Division will continue with the specialization of the individual production sites and the focus on profitable product segments in order to further improve its profitability in the long-term.

Facilities	2003
Austria	3
Germany	5
France	2
Great Britain	2
Poland	1
Romania	1
Hungary	1

Divisional Indicators MM-Packaging (in millions of EUR)	**2003**	2002	+/-
Sales	**399.7**	421.3	(5.1%)
EBITDA	**41.4**	42.8	(3.3%)
Operating profit	**24.7**	23.7	+4.2%
Cash earnings	**33.1**	31.9	+3.8%
EBITDA margin	**10.4%**	10.2%	
Operating margin	**6.2%**	5.6%	
Cash earnings margin	**8.3%**	7.6%	
Return on capital employed	**19.2%**	16.6%	
Capital expenditures	**14.4**	12.7	
Depreciation and amortization	**17.0**	19.7	
Employees	**2,635**	2,652	

	2003	2002	+/-
Tonnage processed (in thousands of tons)	**314**	324	(3.1%)

Leading European folding carton producers

(Tonnage processed in thousands of tons)


Mayr-Melnhof Karton (AUT)
van Genechten (BEL)
Akerlund & Rausing (SWE)
Chesapeake (USA)
MY Holding (GBR)
300
250
200
150
100
50

Source: MM

Percentage of Group sales

in %


30.2%

Percentage of Group operating profit

in %


18.1%

Sales by destination[*)]

in %


9.5%
Eastern Europe
88.7% EU
0.1% Asia
1.7% Others

*) including interdivisional sales



„Kitzbüheler Horn"
Confectionary packaging

Carton of the Year 2003,
ProCarton / ECMA Award

MM-

High-grade Packaging for Cigarettes &

Graphia

Confectionary

MM
GRAPHIA

Mayr-Melnhof Graphia

Mayr-Melnhof Graphia specializes in the production of high-grade cigarette and confectionary packaging.

Mayr-Melnhof Graphia is the first European manufacturer to offer rotogravure, offset and flexo printing capacities as well as all types of finishing methods for cigarette packaging from a single source.

The combination of these advantages as well as the possibility of relying on the expertise and technological potential of the entire MM network has enabled MM-Graphia to create a new high-performance tool for the tobacco and confectionary industry: The MM Graphia Performance Engine.

MM-Graphia's 2003 business development was marked by stability and satisfactory capacity utilization. The Division benefited in particular from consistent cost management and from its strong presence in the growth markets of Eastern Europe. The significant increase in results in comparison with the previous year is primarily due to the first full-year consolidation of the Graphia Group, which had been acquired in mid-2002.

Top standards of quality in each stage of production, safety, speed and flexibility, as well as a strong concentration of competitors and customers are challenging features that characterize the cigarette packaging market. MM-Graphia is one of the leading European manufacturers in this segment along with two other packaging producers. Throughout Europe, cigarette packaging sales seem to be stagnating, although there are large variations in the development of the major markets. Although Western Europe is likely to experience a slight decline, particularly in view of massive tax increases, many countries in Eastern Europe and Asia are recording significant growth rates. With its state-of-the-art packaging plant in the Ukraine and the high export rate of its Western European facilities, MM-Graphia has been participating in the dynamic development of the Eastern European growth markets for a number of years. The market for confectionary packaging, like the cigarette segment, is relatively stable. However, demand is traditionally subject to strong seasonal fluctuations.

MM-Graphia's product range includes all elements of cigarette packaging, as well as high-grade folding cartons for confectionary products. In both cases, virgin fiber based cartonboard is mainly used as a raw material. Depending on the individual requirements, production quantities and legal prerequisites, the optimal technology - rotogravure, offset or flexo printing - as well as the desired finishing method is selected. Presently, rotogravure is the most widespread printing method in cigarette packaging. MM Graphia Innovaprint is the only European manufacturer that also provides flexo printing, which exclusively employs solvent-free, water-based inks and varnishes for all elements of cigarette packaging.

MM-Graphia's research, development and design center ensures that technological competence is kept up to date in every respect and supports customers in the development of packaging solutions that achieve the maximum possible effect by using a wide range of printing and finishing technologies. The creative combination of technologies makes it possible to develop packaging solutions with high promotional value and exceptional design, for which MM-Graphia has already won many international awards.

Continuous investments ensure the highest level of expertise in the areas of printing and finishing. In 2003, the investment focus was on the expansion of flexo printing, which has significant potential for growth because of the excellent organoleptic features (odor and taste neutral) and the high quality standards which have already been achieved. In addition, the market trend towards smaller runs also particularly favors flexo printing from an economic point of view.

The flow of demand in MM-Graphia's operational areas is characterized by a high level of sustainability. From today's point of view, however, growth will mostly occur in the less developed regions of Eastern Europe and the neighboring Asian republics, where there are no capacities available for acquisitions. With a new cigarette packaging plant in Turkey and by increasing the production capacity of our Ukrainian plant we are following the trend towards expansion of cigarette production in these regions.
MM-Graphia plans to strengthen its market position in Europe and to establish its presence in promising growth markets at an early stage.

Facilities	2003
Germany	4
Ukraine	1

Divisional Indicators MM-Graphia (in millions of EUR)	**2003**	2002	+/-
Sales	**262.0**	177.1	+47.9%
EBITDA	**41.1**	32.9	+24.9%
Operating profit	**31.2**	17.6	+77.3%
Cash earnings	**30.3**	25.6	+18.4%

EBITDA margin	**15.7%**	18.6%
Operating margin	**11.9%**	9.9%
Cash earnings margin	**11.6%**	14.5%

Return on capital employed	**38.4%**	24.9%

Capital expenditures	**9.8**	8.3
Depreciation and amortization	**11.3**	16.0

Employees	**1,202**	1,182

	2003	2002	+/-
Tonnage processed (in thousands of tons)	**91**	59	+54.2%

Leading European producers of cigarette packaging	
Amcor-Rentsch	(AUS)
Alcan Packaging	(CND)
Mayr-Melnhof Graphia	(AUT)
MeadWestvaco	(USA)
Chesapeake	(USA)

(Source: MM)

Percentage of Group sales

in %


19.8%

Percentage of Group operating profit

in %


22.9%

Sales by destination*)

in %


38.1%
Eastern Europe
57.2% EU
1.2% Asia
3.5% Others

*) including interdivisional sales



Cigarillo pack

Management Discussion and Analysis

1. General Economic Situation

In the first half of 2003, which was characterized by a high degree of uncertainty as a result of the war in Iraq and the SARS epidemic in Asia, the overall economy was dominated by stagnation in the Euro zone and a sluggish US economy. In the second half of the year there were increasing signs of an economic recovery based on improvements in the USA and China. For the Euro zone, however, such optimistic signs did not have a significant impact because of the strong upward appreciation of the Euro. Domestic demand continued to falter and the overall economy showed no clear orientation. Only in Central and Eastern Europe, the positive trend continued, while stagnation in the Euro zone had an increasingly restraining effect.

2. Sector Development

The cartonboard market in 2003 was characterized by weak and volatile demand. The basic reasons for this were lacking growth rates in the large Western European economies. Sales to Non-European markets were affected by the rising Euro, the conflicts in Iraq and the SARS epidemic. In Central and Eastern Europe, however, dynamic growth continued in 2003. As a result of these circumstances during the first quarter, the European cartonboard industry was forced to take temporary downtime, which continued to increase over the course of the year. While it was thereby possible to avoid major price erosions in Europe, prices outside Europe fell significantly. This was especially due to pressure from upcoming new production capacity in China. Recovered paper prices remained stable to a large extent, except for a temporary rise in spring.

The Western European folding carton market developed in a fairly stable manner in 2003. While the demand for packaging solutions for goods in the high price segment so far weakened, the demand for folding cartons for articles of daily use remained solid. In Eastern Europe, the folding carton industry profited from capacity increases for Western brand name products. The ongoing concentration of the customer base combined with more frequent contract tendering being used on a regular basis by multinational consumer goods manufacturers has resulted in constant price competition.

3. Development of Business in the Year 2003 in Comparison with 2002

3.1. Group

Despite the persistently sluggish economy, the Mayr-Melnhof Group managed to finish 2003 with record earnings yet again. Cost cutting had absolute priority. In accordance with the Group's strategy cartonboard production was adjusted by increasing downtime, beginning in the second quarter, in order to stabilize European cartonboard prices. Since the folding carton sector mainly concentrates on goods which are close to consumption, demand remained quite stable. The successful development of last year's acquisition, Graphia, and specialization of individual plants on specific sales segments made significant positive contributions to profit.

Consolidated Statements of Income

Consolidated Statements of Income (condensed version)

(in millions of EUR)	Year ended December 31, 2003	2002	+/-
Net sales	1,320.6	1,265.7	+4.3%
Operating profit	136.2	135.7	+0.4%
Interest and other financial result - net	(3.9)	(2.9)	
Income taxes	(39.6)	(48.8)	
Minority interests	(1.8)	(0.7)	
Net income	**90.9**	**83.3**	**+9.1%**

Sales

In the 2003 financial year, the Mayr-Melnhof Group achieved consolidated sales of EUR 1,320.6 million (2002: EUR 1,265.7 million). This is an increase of 4.3 %, or EUR 54.9 million and is mainly attributable to the first full-year consolidation of last year's acquisitions. The regional break-down of sales was characterized by stability in the main market of Western Europe, an increase in Eastern Europe, along with a decline in the Non-European markets. Intercompany sales are mainly between MM-Karton and MM-Packaging and amounted to EUR 93.4 million (2002: EUR 98.7 million).

Group Sales by Region

(in %)	Year ended December 31, 2003	2002
EU (excl. Austria)	64.7%	64.9%
Austria	6.5%	7.9%
Eastern Europe	18.0%	15.6%
Asia	4.1%	5.6%
Other	6.7%	6.0%
Total	**100.0%**	**100.0%**

Cost of Sales

	Year ended December 31,			Percentage of sales	
(in millions of EUR)	**2003**	2002	+/-	**2003**	2002
Cost of materials and purchased services	670.4	620.8	8.0%	50.8%	49.0%
Personnel expenses	214.2	199.5	7.4%	16.2%	15.8%
Depreciation and amortization	70.8	71.1	(0.4%)	5.3%	5.6%
Other expenses	40.8	43.2	(5.6%)	3.1%	3.4%
Total	**996.2**	**934.6**	**6.6%**	**75.4%**	**73.8%**

The cost of sales amounted to EUR 996.2 million, a 6.6 % increase versus the prior year (EUR 934.6 million). The increase in the cost of materials and personnel expenses was primarily due to the first full-year consolidation of last year's acquisitions. At 5.3 %, the depreciation rate was less in comparison with the previous year.

Selling, General and Administrative Expenses

(in millions of EUR)	Year ended December 31, 2003	2002	+/-	Percentage of sales 2003	2002
Personnel expenses	77.4	71.9	7.6%	5.9%	5.7%
Depreciation and amortization	10.6	13.3	(20.3%)	0.8%	1.0%
Other expenses	110.9	115.9	(4.3%)	8.4%	9.2%
Total	**198.9**	**201.1**	**(1.1%)**	**15.1%**	**15.9%**

Selling, general and administrative expenses were cut from EUR 201.1 million to EUR 198.9 million. As a percentage of sales, their share amounted to 15.1 % (2002: 15.9 %).

Operating Profit

Operating profit increased from EUR 135.7 million to EUR 136.2 million. This growth is mainly attributable to MM-Graphia, which managed to increase its operating profit by EUR 13.6 million, mainly as a result of the acquisition effect. Although MM-Karton recorded a significantly lower level of capacity utilization, successful cost management measures made it possible to maintain the Group's operating margin at a sound level of 10.3 % (2002: 10.7 %).

Net Interest Expense

Net interest expense decreased by EUR 2.6 million to EUR -0.4 million (2002: EUR -3.0 million). This decrease was primarily achieved through a reduction in interest-bearing liabilities as well as in the general interest rate level.

Other Expense (including Equity Income) - net

The item "other expense - net (including equity income)" in the amount of EUR -3.5 million (2002: EUR 0.1 million), reflects the valuation of the investment in Reno de Medici S.A. as well as a reduction in equity income.

Income before income taxes and minority interests amounted to EUR 132.3 million (2002: EUR 132.8 million).

Income Taxes

The results of the Mayr-Melnhof Group are taxed in 18 different countries. In total, the Group reported income taxes in the amount of EUR 39.6 million (2002: EUR 48.8 million) for the 2003 financial year. As a result of tax restructuring measures, the Group's effective corporate tax rate was 29.9 %, compared to 36.7 % in the previous year.

Net Income and Earnings per Share

The consolidated net income rose by 9.1% from EUR 83.3 million to EUR 90.9 million. As a result of the share repurchase program, a basic weighted average of 11,020,561 shares was in circulation during the year. Based on that figure, the average earnings per share was EUR 8.25 compared to EUR 7.57 last year.

Value-added

The statement of origin of the net value-added illustrates the difference between the total operating revenue less expenditure on goods and services purchased from external sources. The statement of distribution highlights the share of all parties participating in the net value-added.

Value-added
(in millions of EUR)

	2003	2003	2002	2002
Origin:				
Sales	1,320.6		1,265.7	
Other operating income	11.0		8.9	
Increase (Decrease) in finished goods	9.8		(2.4)	
Own work capitalized	0.3		0.2	
Total operating revenue	**1,341.7**		**1,272.4**	
(-) Expenditures on purchased goods and services	(827.0)		(776.5)	
(-) Depreciation and amortization	(81.8)		(87.5)	
Net value-added	**432.9**	**100.0%**	**408.4**	**100.0%**
Distribution:				
Employees	(167.5)	(38.7%)	(158.8)	(38.9%)
Social benefit costs	(82.0)	(18.9%)	(72.9)	(17.8%)
Public authorities	(86.8)	(20.1%)	(89.8)	(22.0%)
Interest and other financial expenses	(3.9)	(0.9%)	(2.9)	(0.7%)
Minority interests	(1.8)	(0.4%)	(0.7)	(0.2%)
Shareholders (proposed)	(24.3)	(5.6%)	(21.9)	(5.4%)
Company	66.6	15.4%	61.4	15.0%

With EUR 1,341.7 million, the Mayr-Melnhof Group's total operating revenue exceeded the previous year's total of EUR 1,272.4 million.

After deducting expenditures on purchased goods and services and depreciation in the amount of EUR 908.8 million (2002: EUR 864.0 million), a net value-added of EUR 432.9 million was achieved (2002: EUR 408.4 million). This represents an increase of 6.0 % or EUR 24.5 million. As in previous years, employees received the largest share of the net value-added, i.e. 38.7 % or EUR 167.5 million (2002: 38.9 %; EUR 158.8 million). According to the proposal of the Management Board, a dividend of EUR 24.3 million (2002: EUR 21.9 million) or 5.6 % (2002: 5.4 %) of the net value-added shall be distributed to the shareholders of Mayr-Melnhof Karton AG for the 2003 financial year. The Group will retain earnings in the amount of EUR 66.6 million or 15.4 % of the net value-added (2002: EUR 61.4 million; 15 %).

Structure of Assets, Capital and Liquid Funds

Consolidated Balance Sheets (condensed version)

(in millions of EUR)	December 31, 2003	2002
Current assets	527.9	518.2
Non-current assets	656.7	657.0
Total assets	**1,184.6**	**1,175.2**
Current liabilities	325.2	354.7
Non-current liabilities	213.0	240.2
Minority interests	9.1	8.3
Stockholders' equity	637.3	572.0
Total liabilities and stockholders' equity	**1,184.6**	**1,175.2**

Assets, Capital and Liquid Funds

The Mayr-Melnhof Group's total assets rose by EUR 9.4 million during the 2003 financial year, reaching a year-end balance of EUR 1,184.6 million (12/31/2002: EUR 1,175.2 million). Stockholder's equity increased by EUR 65.3 million to EUR 637.3 million, mainly as a result of the net income for the period in the amount of EUR 90.9 million, which was offset by the dividend of EUR 22.0 million paid out by Mayr-Melnhof Karton AG for the financial year 2002. The balance sheet structure remains solid, with an equity ratio of 53.8 % (2002: 48.7 %).

The increase in short-term assets from EUR 518.2 million to EUR 527.9 million is mainly due to an increase in liquid funds.

A majority of the financial liabilities totalling EUR 164.2 million (12/31/2002: EUR 185.4 million) were long-term in nature. Long-term loans amounted to EUR 140.4 million (12/31/2002: EUR 172.5 million), including short-term revolving bank debt of EUR 38.2 million (12/31/2002: EUR 38.2 million), which is classified as long-term. Furthermore, unused credit facilities available to the Group amount to a total of EUR 296.2 million. Other long-term liabilities totalling EUR 73.6 million (12/31/2002: EUR 67.6 million) relate to social overhead capital.

Total funds available to the Group, which include liquid funds as well as current and non-current marketable securities ("available for sale"), increased to EUR 242.4 million (12/31/2002: EUR 225.5 million) during the year. Thus, the Group had no net debt. The balance of interest-bearing liabilities and funds available amounted to EUR -78.2 million (12/31/2002: EUR -40.1 million).

Cash Flow Development

Consolidated Statements of Cash Flows (condensed version)

(in millions of EUR)	Year ended December 31, 2003	2002
Net cash provided by operating activities	157.3	173.8
Net cash used in investing activities	(81.7)	(119.1)
Net cash used in financing activities	(57.0)	(71.7)
Effect of exchange rate changes	(1.4)	(0.5)
Net increase (decrease) in cash and cash equivalents (< 3 months)	17.2	(17.5)
Cash and cash equivalents (< 3 months) at the end of the year	**166.3**	**149.1**
Current and non-current available-for-sale securities	76.1	76.4
Total funds available to the Group	**242.4**	**225.5**

Net cash provided by operating activities amounted to EUR 157.3 million (2002: EUR 173.8 million). The increase in comparison with the previous year resulted mainly from the increase in the Group's consolidated net income, lower depreciation and a significantly high change in current assets and liabilities.

Net cash used in investing activities of EUR -81.7 million was considerably below the level of the previous year (2002: EUR -119.1 million), which contained a net outflow of funds for acquisitions amounting to EUR -53.9 million.
Expenditures on investments in tangible and intangible fixed assets amounted to EUR 82.2 million, which is an increase of EUR 12.3 million in comparison to the previous year (2002: EUR 69.9 million).

The Group's investments were focused on projects to reduce direct costs.

The investments of MM-Karton (2003: EUR 55.2 million; 2002: EUR 47.1 million) were primarily concentrated on fiber preparation, with a focus on de-inking facilities in the Neuss and Nikopol plants. The investments made by MM-Packaging (2003: EUR 14.5 million; 2002 EUR 12.8 million) mainly focused on technical improvements for more efficient printing and finishing. Investments of MM-Graphia (2003: EUR 12.5 million; 2002: EUR 10.0 million) focused on the expansion in the area of flexo printing.

The Mayr-Melnhof Group's long-term investment policy is to invest approximately 50 % of its cash earnings.

Net cash used in financing activities was reduced from EUR -71.7 million to EUR -57.0 million. This reduction can be primarily attributed to lower net repayment of liabilities to financial institutions (2003: EUR -33.9 million; 2002: EUR -46.1 million).

Share Repurchase Program

The Group held 975,848 of its own shares at the end of the financial year 2003, representing 8.1 % of the capital stock. The shares have been repurchased at a cost of EUR 53.1 million including fees. In 2003 no shares were repurchased. The book value per share was EUR 54.4 at year-end 2003.

Cash provided by the operating activities and the available lines of credit adequately cover the financing requirements of working capital, investments, dividends and share repurchases as well as other foreseeable financing needs.

3.2. Operating Segments

MM-Karton

As in the previous year, the situation in the European cartonboard markets was characterized by continuous short-term and mildly regressive demand, with increasing pressure on prices over the course of the year. According to strategy, our production capacities were adjusted to demand by selective downtime in order to maintain the price structure at a fairly stable level. In Middle East and Asian markets a recovery in cartonboard sales was seen during the second half-year by price concessions following a significant drop of orders in the first half of the year. This can be recognized as a first sign of competition with the upcoming Chinese cartonboard machines. In line with demand for paper and cartonboard, the trend on the recovered paper market was mostly stable.

In 2003, MM-Karton sold about 1.43 million tons of cartonboard worldwide. This is 0.8 % less than in the previous year. Sales in Western Europe and overseas declined but Eastern European sales showed a dynamic development. About 69 % of sales were to the EU, 14 % to Eastern Europe and 17 % to the rest of the world (2002: 71 %, 13 %, 16 %). MM-Karton is a supplier to more than 1,000 customers. The largest customer is MM-Packaging, with a share of about 14 % (192,000 tons). Most cartonboard sales are made to a large number of small and medium-sized converters. Within Europe, cartonboard is mainly distributed through MM-Karton's own sales and trading offices. In 2003, MM-Karton established a sales organization in China, replacing the former representative. The rest of the business outside of Europe is mainly done by external trading companies.

Due to short-term order notices of the customers as well as of all other participants in the supply chain buffers have steadily declined at each level. Therefore, the average order backlog was approximately 46,000 tons compared to 78,000 in the previous year. As a result of the market related downtime MM-Karton, which increased its production capacity over 2002, was operating at a capacity utilization rate of approximately 87 % in 2003 (2002: 93 %). Production output was 1.43 million tons (2002: 1.44 million tons).

The 3.0 % reduction in net sales to EUR 755.6 million was primarily due to a slight decline in the average selling price. Operating profit of EUR 80.3 million was less than in the previous year (EUR 94.4 million), mainly as a result of increased production downtime. The business performance was still at a good level due to successful cost cutting measures with an operating margin of 10.6 % (2002: 12.1%).

MM-Packaging

In the light of the lack in consumer-stimulation and a very competitive environment in the European folding carton market, MM-Packaging successfully managed to defend its well established position during the year. By focusing on folding cartons for articles of daily use and concentrating on market niches with special requirements, such as detergent packaging, the volume of business was maintained at a high level. In 2003, about 314,000 tons of cartonboard were processed (2002: 324,000 tons). As a result of the geographical location of the individual production sites and the limited economically feasible delivery radius, the products were sold almost entirely in Europe. EU countries accounted for approximately 89 % of MM-Packaging's net sales, and Eastern Europe for 10 % (2002: 89 %, 10 %). The majority of the divisional sales are realized with non-cyclical food and detergent producers.

Sales of EUR 399.7 million, were below the previous year's level (2002: EUR 421.3 million) as a result of both lower volume and prices. The cost optimization programs were systematically continued to deliver an operating profit of EUR 24.7 million, an improvement over the previous year's figure of EUR 23.7 million. The operating margin increased to 6.2 % (2002: 5.6 %).

MM-Graphia

Despite significant increases in taxes on tobacco in several countries, the cigarette packaging market in Western Europe only decreased slightly. Eastern Europe is showing a persistent dynamic development. Development in the high-quality confectionary packaging segment has remained stable, except for a decline in chocolate products during the summer.

Under these basic conditions, MM-Graphia managed to close the 2003 financial year with highly satisfactory results. Implementing the EU regulation relating to warning texts and images on cigarette packages led to higher levels of inventory in mid-year and higher expenditures on printing tools.

In total, the volume of cartonboard and paper processed increased to about 91,000 tons (2002: 59,000 tons). This rise is largely attributable to the first full-year consolidation of the Graphia acquisition. Cigarette packaging accounted for approximately 84 % of the Division's sales. The range of MM-Graphia's customers mainly includes the major international tobacco and confectionary manufacturers. In 2003 approximately 57 % of sales were realized in EU countries and approximately 38 % in Eastern European countries (2002: 54 %, 35 %).

In line with the growth in volumes, sales rose from EUR 177.1 million to EUR 262.0 million. The operating profit amounted to EUR 31.2 million (EUR 17.6 million). The operating margin was 11.9 % (2002: 9.9 %).

Establishment of a new cigarette packaging plant in Turkey intended

With the newly founded subsidiary MM Graphia Turkey, MM-Graphia intends to make further inroads into the growing Turkish cigarette packaging market.

4. Personnel

On December 31, 2003, a total of 6,806 people were employed by the Mayr-Melnhof Group (12/31/2002: 6,786). Of these, 2,969 (12/31/2002: 2,952) were employed at MM-Karton, 2,635 (12/31/2002: 2,652) at MM-Packaging and 1,202 (12/31/2002: 1,182) at MM-Graphia.

5. Research and Development

The Mayr-Melnhof Group addresses all its research and development activities systematically towards the needs of the market. This has become evident from the constant improvement of our products and processes, as well as our ongoing investments in state-of-the-art technologies.

All the latest developments in our products and systems are based on the core idea of increasing the benefits to our customers. That is why we base our development efforts on close cooperation with all our partners in the supply chain. This gives Mayr-Melnhof a competitive edge in the market and makes the Company well prepared for the latest market trends.

Mayr-Melnhof Karton has systematically optimized cartonboard as a packaging material, making it possible to use recovered fiber based cartonboard in a wide and expanding range of highly attractive applications. Besides improving the physical characteristics of cartonboard, such as gloss and smoothness, the focus of product development is on food packaging. With the introduction of a hygiene management system based on the HACCP standard in all our cartonboard mills, an important step has been made towards quality and product safety for delivery to the food industry. MM-Karton now meets the strictest standards of hygiene.

The continued participation of Mayr-Melnhof in standardization and legislative bodies ensures, well in advance, that the quality of our cartonboard will continue to meet all the necessary requirements in the future.

Research and development activities in the individual cartonboard mills are handled in close cooperation with the central laboratory in Frohnleiten. In addition, especially in the field of basic research, the Company has long-term partnerships with research institutions and universities on a project-specific basis.

Shorter product life cycles and new product concepts demand a greater capacity of innovation and a more dynamic development of packaging solutions. For this reason, Mayr-Melnhof's folding carton experts have contributed their experience and ideas to an information network providing customers with all the innovation expertise required for the development of attractive packaging solutions. In 2003, Mayr-Melnhof Packaging once again won the prestigious ECMA "Carton of the Year" award for outstanding packaging innovations.

In response to increasingly shorter product cycles, MM-Packaging has set up PacProject, a competence center for innovation services. Using digital workflow, computer simulation and digital printing, PacProject offers a comprehensive range of design, consulting and IT/communications services for short-term development of prototypes and entire design series in the quality of the subsequent print run.

MM-Graphia has its own R&D and design department, providing top-level expertise in all technologies. Following the successful implementation in the Ukraine, MM-Graphia, through the use of flexo printing for hinge-lids at MM Graphia Innovaprint in Bielefeld, is now able to cover the full range of cigarette packaging solutions in Western Europe, as well, by using exclusively water-based inks and varnishes in flexo printing.

In the future, digital networking of all the industrial processes will be further developed both internally and externally with customers and suppliers. This allows for continuous improvement of safety and efficiency of our complete line of services while at the same time increasing our flexibility in responding to our customers' service requirements. In the packaging sector, we have already begun implementing HACCP hygiene management in all our plants servicing the food industry.

6. Risk

Active Risk Management

Mayr-Melnhof has taken Group-wide organizational measures in order to create an effective framework for risk management. Effective management and control systems are used to identify and evaluate risks and to find the right way to deal with them. The management of the individual companies in cooperation with the corporate controlling and treasury departments is responsible for monitoring the operating risks. As part of our institutionalized planning and control processes, any deviations from target values are identified on a regular basis. Through this, risks are recognized immediately and appropriate measures can be taken.

Market

As a globally active industrial enterprise, the Mayr-Melnhof Group is exposed to a wide range of typical business risks. Major risks arise from the economic trends in our sales markets, since the demand for cartonboard and folding cartons is closely correlated with the overall economy. A worldwide production overcapacity within our industry and further alliances among our customers are causing downward pressure on prices. Although the majority of our sales are made in Europe, the impact of the US dollar increases with the consequent development of the markets in Eastern Europe, Turkey, Northern Africa and Asia. As a result of the current expansion of cartonboard production capacities in China, we expect fiercer competition in the years to come in the Non-European cartonboard markets. A market specific product portfolio, innovations and further expansion of sales and services continuously contribute to the stabilization of the market share in the individual segments of the Mayr-Melnhof Group. In the long run, however, only cost leadership can ensure to remain competitive.

Raw Materials and Energy

The Mayr-Melnhof Group is subject to the risk of price changes in raw materials, particularly in relation to fibers, coating chemicals and energy. Over a long-term perspective, the prices of these goods are highly volatile, fluctuating strongly during relatively short periods of time. In order to smooth such price fluctuations in recovered paper, Mayr-Melnhof implements hedging measures in the form of stock management and long-term supply agreements. If these measures are not sufficient, the Group aims to adapt sales prices accordingly in time.

A part of the electrical power for operating the cartonboard plants is generated in the Group's own plants. The energy required with regard to the production of folding cartons is purchased from external suppliers.

As a result of different country-specific emissions control quotas for greenhouse gases stipulated in the Kyoto protocol, and due to the fact that the Group has already been using state-of-the-art technology for many years now, the Austrian cartonboard production sites in particular, may face a considerable cost burden unless emission rights are allocated by the respective authorities. The relevant allocations have not yet been finalized.

Operational Risks

To reduce the risk of operational disturbances and long-term standstills in production, Mayr-Melnhof uses modern plants and facilities. Regular maintenance and ongoing quality controls enable us to ensure the reliability of the aggregates and minimize the risk of failure.

Financial Risks

Operational asset risks are covered by a corporate insurance management and insurance program reflecting common industry practice.

Group-wide cash and liquidity management ensures that the Mayr-Melnhof Group has sufficient liquidity and credit facilities to meet its liabilities and to finance further growth.

Interest rate and currency risks are minimized by regular management meetings and meetings with banks and the utilization of appropriate hedging transactions. Currency forwards and currency options are used to protect future cash flows from transactions in different foreign currencies.

Credit and default risks are minimized by a corporate working capital management and use of credit insurance.

From the present point of view, there are no foreseeable risks which might affect the going concern of the company.

7. Subsequent Events

On January 29, 2004, the Group increased its existing interest in the German folding carton producer C.P. Schmidt Verpackungs-Werk GmbH & Co. KG and C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH by 25 %. The transaction was approved by the German anti-trust authorities; the period for the Austrian anti-trust authorities to respond ends on March 31. 2004.

The Group believes that the transaction will be approved by the Austrian anti-trust authorities. As a consequence, the joint ventures C.P. Schmidt Verpackungs-Werk GmbH & Co. KG, C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH, and VTV Verpackungstechnische Verfahren GmbH, previously accounted for using the proportionate method, will be fully consolidated from January 1, 2004, onwards.

8. Outlook for the Year 2004

This outlook refers to the Management's opinion as of March 18, 2004 and does not contain any effects of possible acquisitions, divestments or other structural changes within the year 2004. All preceding and following forward-looking statements are subject to both known and unknown risks, as well as uncertainty factors, with the possibility that actual results may differ from statements made herein.

Economic Development

Despite positive signs from the USA and Asia, a sustained economic recovery in Western Europe is not yet visible. All of the important currencies for exports from the Euro zone have fallen significantly against the Euro since last year. Consequently, the products we export into those countries are more expensive and thus significantly less competitive. As long as reserves in industrial capacity exist, we do not expect sustainable positive stimulus on consumption unless employment and investments in plant and equipment increase. Due to increasing disposable income and continuous investment activities, we assume that consumer spending will continue to increase in the Central and Eastern European countries in 2004.

Operating Segments

Capacity utilization has generally been satisfactory since the beginning of the year, but it cannot be considered as a recovery in demand unless it continues throughout the second quarter. If so, the prevailing downward pressure on prices in the European cartonboard and folding carton industry may be reduced. In the cartonboard markets of Asia and the Middle East, we expect continued high pressure on volumes and prices as a result of the considerable production capacity increases in China and the strong Euro. Eastern Europe is showing ongoing dynamic demand for folding cartons, especially in the cigarette packaging segment. We expect continued seasonality in the confectionary packaging in the current year.

As in previous years, MM-Karton will, if necessary, adjust production to demand by selective machine downtime in order to prevent price erosion. The programs to increase cost-efficiency will continue to play an important role in the Mayr-Melnhof Group in 2004. The primary objective is to maintain margins at a high level.

Procurement Market
The recovered paper markets are already reflecting the positive trend in demand, since, contrary to last year, specific price discounts are no longer being granted. Logistics and energy costs are still rising.

Investments
The investment strategy of MM-Karton continues to be based exclusively on reducing production costs and, in specific cases, on quality optimization. MM-Packaging and MM-Graphia continue to focus on the selective use of cutting-edge technology in order to improve cost efficiency and competitiveness.

Development of Results
Given the uncertain direction of the economy over the next few months, no dependable forecast on the development of results can be provided at this time.

Vienna, March 18, 2004

The Management Board

Wilhelm Hörmanseder m.p. **Andreas Blaschke m.p.**

Herbert Noichl m.p. **Franz Rappold m.p.**

Human Resources

Openness and the principle of subsidiarity are the main features of our Group's organization and corporate culture. This keeps the decision-making processes short and ensures that each individual is required to accept responsibility to a great extent, while at the same time being encouraged to pursue a course of development in line with his or her own abilities and interests.

Top-quality training and continuous professional development are significant components of the Mayr-Melnhof Group's human resources strategy. In the year under review, the focus was on extensive training in operating systems with the aim of further improving efficiency in the individual processes.

In view of the continuous internationalization of the Group and the increased presence of our own subsidiaries in new countries, the international exchange of employees was intensified. This enables us to continually increase the speed of integration and intercultural competence within the Group as a basis for further growth, and to promote the development of the next generation of management at an early stage.

Performance-based remuneration systems ensure that performance and success will be justly rewarded. The variable, performance-based remuneration may account for more than fifty percent of an individual's total income and often depends, in addition to economic parameters, on the employee's achievement of individual goals.

Motivation and a focus on success are significant qualities for the employees of the Mayr-Melnhof Group. The steadily increasing number of applications for positions that are advertised as well as the number of unsolicited applications proves that our company has become a significantly more attractive workplace. Open positions are regularly published on the company website at www.mayr-melnhof.com.

At the end of 2003, a total of 6,806 people were employed by the Mayr-Melnhof Group (end of 2002: 6,786). 155 young people were receiving training as apprentices. With 1,234 employees, about 18 % of the company's staff were working in Eastern Europe. Austria accounted for approximately 25 % of the total number of employees.

Due to the difficult economic environment, 2003 was characterized by great challenges for our employees. In the cartonboard segment, we were able to react flexibly to the strong fluctuations in capacity utilization by means of various working-time models. Overall, it was even possible to exceed the excellent results of the previous year by means of continuous improvements to the cost structure, as well as increased market activity and timely integration of our recent acquisitions. The Management Board would like to take this opportunity to thank all employees for their high level of commitment, their tremendous efforts and their great flexibility. The Board is also grateful to the employee representatives for their constructive and trustworthy collaboration.

Environment and Sustainability

Sustainable management has always been a focus of the Mayr-Melnhof Group's strategy. As a result of our concentration on the manufacture of attractive recyclable cartonboard and folding carton products which are primarily made from renewable raw materials, we have been successfully implementing the principles of recyclability for a long time. We are therefore convinced that long-term economic success is only possible if we use the resources we need as considerately as possible and accept our responsibilities, both with regard to the environment and the health and safety of our employees.

The machinery and processes we use employ state-of-the-art technology and therefore correspond to a high degree with the requirements of modern environmental protection. In the course of continuous increases in efficiency, we regularly achieve significant successes from both an economic and ecological standpoint. As a result of the high environmental standards already achieved, the Mayr-Melnhof plants, in comparison with other European manufacturers, have been recording top values for a long time with respect to almost all specific emission and con-sumption values. In the folding carton sector, continuous investments in state-of-the-art pro-duction technology ensure ongoing improvement of environmentally relevant values. Further significant optimizations are therefore largely dependent on the future technological development.

About half of our cartonboard production has been integrated into environmental management systems in accordance with ISO 14000, thus guaranteeing the implementation of location-specific environmental programs. Regular audits in accordance with ISO 9000f ensure that the high quality standards are maintained throughout the Group.

By certifying our cartonboard plants in accordance with the HACCP health-hazard control system, Mayr-Melnhof's cartonboard production meets the strict requirements of product safety for the use of cartonboard in the highly sensitive sector of food applications. Following certification of the cartonboard mills, the HACCP system was also implemented at the cartonboard warehouses. In addition to the three MM-Packaging locations which have already been certified in accordance with the BRC/IoP Standard, the remaining plants that supply food packaging material for retailer branded products are to be certified in 2004.

Mayr-Melnhof pursues a strategy of continuous improvements in efficiency and environmental protection throughout the entire supply chain, which also includes pre- and post-production phases. In connection with the introduction of toll systems for heavy trucks, optimizations in 2003 largely focused on the area of logistics, which includes a further shift to transportation by rail.

Environmental protection in the year 2003:
(MM-Karton's main projects)

Water
In the course of the expansion of the biological wastewater treatment system at the Frohnleiten plant and the start-up of the company sewage treatment system at the Baiersbronn plant, important future-oriented measures were initiated.

Fresh-water consumption was significantly cut at our Bulgarian plant in Nikopol through the introduction of effluent-free manufacturing processes. Further improvements with regard to water consumption were achieved at the Količevo and Gernsbach plants.

Energy

A large part of the program to reduce direct costs at the Nikopol plant relates to improvements in energy efficiency. Both electricity and steam consumption have been significantly reduced. The energy source was changed from oil to natural gas. At the Količevo plant, it was possible to substantially reduce the specific gas consumption per ton of cartonboard.

Industrial waste

In the run-up to a new regulation on industrial landfills, measures to avoid and find alternative uses for waste have been significantly increased in Austria. Major projects in that connection were the approval of a thermal waste treatment facility at the Hirschwang plant, as well as the reduction of packaging foil and fiber recovery by means of back flushing units at the Frohnleiten plant.

Environmental audits and recertifications (ISO 14000) were carried out at the Eerbeek, Hirschwang and Frohnleiten plants in 2003.

Kyoto - Climate Protection

In 2003, the authorities continued to work intensively on the implementation of the Kyoto protocol, which has not yet come into force. The Kyoto protocol obliges signatory countries to reduce emissions of greenhouse gases to 1990 levels. In view of the fact that the individual countries have committed themselves to significantly different reduction potentials, major disadvantages may arise for plants that are located in countries where a comparatively high rate of reduction has been agreed to. Within the Mayr-Melnhof Group, the cartonboard plants in Austria would be particularly affected because they have been recording excellent emission values for many years and do not have any further reduction potential. The question if and to what extent a company's growth and its already existing high level of energy efficiency will be considered when allocating the emission certificates will be a decisive factor for the extent of future costs. As this allocation is not yet known and the range of prices for emission certificates varies widely, we are unable to estimate any additional costs at this time.

Detailed information regarding environmental protection is provided in the environmental statements of Frohnleiten, Hirschwang, Deisswil and Eerbeek and can be obtained via e-mail at investor.relations@mm-karton.com or by calling +43 (0)1 50 136-1180.

Report of Independent Auditors

To the Management Board, the Supervisory Board and the Shareholders of Mayr-Melnhof Karton AG, Vienna, Austria.

We have audited the accompanying consolidated balance sheets of Mayr-Melnhof Karton AG and subsidiaries ("Mayr-Melnhof") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2003 and 2002. The preparation and content of the financial statements are the responsibility of Mayr-Melnhof's management (Management Board of Mayr-Melnhof Karton AG). Our responsibility is to express an opinion on these financial statements based on our audits. The financial data of certain Mayr-Melnhof´s international subsidiaries were audited by other auditors whose reports have been given to us. Our opinion, insofar as it relates to these international subsidiaries, is based solely on the other auditors´ unqualified opinions.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America as well as in accordance with the professional auditing standards in Austria. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In 2003 and 2002, Mayr-Melnhof accounted for the joint ventures disclosed in Note 2 in accordance with the proportionate method of consolidation as is permitted under the Seventh Directive of the European Community and the Standards of the International Accounting Standards Board. In our opinion, generally accepted accounting principles in the United States of America require that such joint ventures be accounted for using the equity method of accounting. Nevertheless, the use of the proportionate method of consolidation does not have any effect on the net income or equity of the Group.

In our opinion, based on our audits and the reports of the other auditors, except for the use of the proportionate method of accounting, as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayr-Melnhof Karton AG and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 and 2002, in conformity with generally accepted accounting principles in the United States of America.

According to the Austrian Commercial Code, we have audited the Management Discussion and Analysis and the compliance with regulations for the exemption from the presentation of consolidated financial statements according to generally accepted accounting principles in Austria.

We confirm that the Management Discussion and Analysis complies with the accompanying consolidated financial statements and that the legal requirements for the exemption from the presentation of consolidated financial statements according to the Austrian Commercial Code are fulfilled.

Vienna, March, 19, 2004

gmc-unitreu
Wirtschaftsprüfungs- und Steuerberatungs GmbH

Christian PAJER Werner LEITER

Wirtschaftsprüfer

Consolidated Statements of Income

(all amounts in thousands of EUR except share and per share data)	Note	**Year ended December 31, 2003**	Year ended December 31, 2002
Sales		1,320,636.4	1,265,690.0
Cost of sales		(996,189.4)	(934,618.3)
Gross margin		**324,447.0**	**331,071.7**
Selling, general and administrative expenses		(198,935.9)	(201,140.0)
Other operating income - net	(4)	10,646.4	5,720.6
Operating profit		**136,157.5**	**135,652.3**
Interest income		6,944.3	7,932.6
Interest expense		(7,309.0)	(10,949.2)
Equity income - net		260.4	1,567.8
Other - net	(5)	(3,751.9)	(1,367.8)
Income before income taxes and minority interests		**132,301.3**	**132,835.7**
Income taxes	(6)	(39,610.0)	(48,822.4)
Income before minority interests		**92,691.3**	**84,013.3**
Minority interests		(1,782.7)	(690.0)
Net income		**90,908.6**	**83,323.3**
Basic average number of shares outstanding (in thousands)		11,020.6	11,011.0
Basic earnings per share		**8.25**	**7.57**
Diluted average number of shares outstanding (in thousands)		11,025.8	11,013.5
Diluted earnings per share		**8.25**	**7.57**

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

ASSETS (all amounts in thousands of EUR)	Note	December 31, 2003	December 31, 2002
Current			
Cash and cash equivalents		166,338.7	149,147.1
Marketable securities	(10)	0.0	94.1
Trade accounts receivable, net of allowances for doubtful accounts of EUR 2,650.0 and EUR 4,184.9 in 2003 and 2002, respectively	(7)	146,411.0	152,509.2
Inventories	(8)	160,153.1	152,442.0
Prepaid expenses and other current assets	(9)	46,965.7	53,292.1
Deferred income taxes	(6)	8,003.9	10,719.8
Total current assets		**527,872.4**	**518,204.3**
Investments and long-term financial assets, including equity method investments of EUR 8,775.4 and EUR 7,159.6 in 2003 and 2002, respectively	(10),(11)	93,108.8	91,360.2
Property, plant and equipment - net	(11)	500,252.9	507,450.8
Deferred income taxes	(6)	4,065.9	428.4
Intangible assets - net, including goodwill of EUR 30,949.0 and EUR 30,982.3 in 2003 and 2002, respectively	(11)	40,038.3	40,932.7
Prepaid pension cost	(16)	19,226.4	16,835.0
Total assets		**1,184,564.7**	**1,175,211.4**

LIABILITIES AND STOCKHOLDERS' EQUITY (all amounts in thousands of EUR)			
Current			
Trade liabilities		89,737.6	88,358.3
Accrued expenses and other liabilities	(12)	129,386.1	136,221.7
Deferred income		3,971.3	1,127.2
Deferred income taxes	(6)	956.6	1,221.2
Short-term borrowings	(13)	8,951.7	12,909.0
Current portion of long-term bank debt	(14)	59,660.0	64,548.3
Current portion of obligations under capital leases	(15)	7,711.9	8,726.3
Provisions for income taxes		24,787.5	41,625.4
Total current liabilities		**325,162.7**	**354,737.4**
Long-term debt	(14)	80,690.5	107,958.5
Obligations under capital leases	(15)	7,074.7	9,130.2
Other long-term liabilities	(16)	73,601.4	67,633.8
Deferred income taxes	(6)	51,562.4	55,453.7
Minority interests		9,130.6	8,269.9
Capital stock (authorized and issued 12,000,000 no-par value shares)		87,240.0	87,240.0
Additional paid-in capital		169,213.4	169,594.3
Retained earnings		449,760.6	380,900.3
Accumulated other comprehensive loss		(15,770.8)	(9,025.0)
Treasury stock at cost (975,848 shares and 1,032,848 shares at December 31, 2003 and 2002, respectively)		(53,100.8)	(56,681.7)
Stockholders' equity	(18)	**637,342.4**	**572,027.9**
Total liabilities and stockholders' equity		**1,184,564.7**	**1,175,211.4**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(all amounts in thousands of EUR except per share data)	Capital stock	Additional paid-in capital	Retained earnings
Balance at January 1, 2002	**87,240.0**	**170,479.4**	**317,463.3**
Comprehensive income:			
Net income			83,323.3
Other comprehensive income (loss)			
Total comprehensive income			
Dividend (EUR 1.8 per share)			(19,886.3)
Exercise of stock options		(885.1)	
Purchase of treasury stock			
Balance at December 31, 2002	**87,240.0**	**169,594.3**	**380,900.3**
Comprehensive income:			
Net income			90,908.6
Other comprehensive income (loss)			
Total comprehensive income			
Dividend (EUR 2.0 per share)			(22,048.3)
Exercise of stock options		(448.0)	
Sale of treasury stock		67.1	
Balance at December 31, 2003	**87,240.0**	**169,213.4**	**449,760.6**

The accompanying notes are an integral part of these financial statements.

Accumulated other comprehensive income (loss)							
Unrealized gains (losses) on available-for-sale securities	Minimum pension liability	Gains on intercompany foreign exchange transactions of long-term investment nature	Foreign currency translation adjustment	Derivatives	Total	Treasury stock at cost	**Total stockholders' equity**
435.7	**(1,009.7)**	**1,814.5**	**(1,535.0)**	**0.0**	**(294.5)**	**(51,350.6)**	**523,537.6**
							83,323.3
(1,512.1)	(1,608.8)	306.8	(5,916.4)	0.0	(8,730.5)		(8,730.5)
							74,592.8
							(19,886.3)
							(885.1)
						(5,331.1)	(5,331.1)
(1,076.4)	**(2,618.5)**	**2,121.3**	**(7,451.4)**	**0.0**	**(9,025.0)**	**(56,681.7)**	**572,027.9**
							90,908.6
2,764.3	388.8	(1,053.7)	(8,660.3)	(184.9)	(6,745.8)		(6,745.8)
							84,162.8
							(22,048.3)
							(448.0)
						3,580.9	3,648.0
1,687.9	**(2,229.7)**	**1,067.6**	**(16,111.7)**	**(184.9)**	**(15,770.8)**	**(53,100.8)**	**637,342.4**

Consolidated Statements of Cash Flows

(all amounts in thousands of EUR)	Note	**Year ended December 31, 2003**	Year ended December 31, 2002
Cash flow from operating activities:			
Net income		90,908.6	83,323.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes		(4,614.0)	3,168.4
Depreciation and amortization		81,783.8	87,508.3
Gains from disposals of property, plant and equipment and intangibles		(474.8)	(871.6)
Gains (losses) from disposals of available-for-sale securities		235.9	(251.2)
Minority interests		1,782.7	*690.0*
Other		770.3	(207.5)
Net change in operating assets and liabilities	(19)	(13,091.2)	392.9
Net cash provided by operating activities		**157,301.3**	**173,752.6**
Cash flow from investing activities:			
Proceeds from disposals of property, plant and equipment and intangibles		2,223.5	2,901.4
Purchases of property, plant and equipment and intangibles		(82,243.5)	(69,890.7)
Acquisitions of businesses and investments, net of cash of acquired companies	(3),(18)	(23,669.5)	(57,052.2)
Proceeds from disposals of businesses and investments, net of cash of disposed companies		22,036.8	4,990.6
Net cash used in investing activities		**(81,652.7)**	**(119,050.9)**
Cash flow from financing activities:			
Issuances of debt		68.9	635.7
Repayments of debt		(33,971.9)	(46,705.9)
Purchase of treasury stock		0.0	(5,331.1)
Dividends paid		(22,048.3)	(19,886.3)
Dividends paid to minority shareholders		(1,080.6)	(390.0)
Net cash used in financing activities		**(57,031.9)**	**(71,677.6)**
Effect of exchange rate changes on cash and cash equivalents		(1,425.1)	(516.6)
Net increase (decrease) in cash and cash equivalents		**17,191.6**	**(17,492.5)**
Cash and cash equivalents at the beginning of the year		**149,147.1**	**166,639.6**
Cash and cash equivalents at the end of the year		**166,338.7**	**149,147.1**

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

General

Mayr-Melnhof Karton AG and subsidiaries ("the Group") is primarily engaged in manufacturing and selling cartonboard, folding cartons and cigarette packaging in Europe. The Group is divided into three operating segments (see Note 22): Mayr-Melnhof Cartonboard ("MM-Karton"), Mayr-Melnhof Packaging ("MM-Packaging"), and Mayr-Melnhof Graphia ("MM-Graphia"), which was established in 2002. MM-Karton manufactures and markets numerous grades of cartonboard, concentrating on coated cartonboard produced predominantly from recovered paper. MM-Packaging converts cartonboard into industrial printed folding cartons primarily for food (e.g. cereals, dried foods, sugar, confectionery and baked goods) and other consumer goods (e.g. cosmetics and toiletries, detergents, domestic appliances and toys) industries. Approximately 60% of MM-Packaging's cartonboard requirements are supplied by MM-Karton. MM-Graphia converts cartonboard into cigarette packaging as well as high-grade confectionery packaging. The Group's headquarters is in Vienna, Austria.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Mayr-Melnhof Karton AG ("the Company") and all wholly- and majority-owned subsidiaries, except where control is temporary or does not reside within the Company. Minority interest represents minority shareholders' proportionate share of the equity and earnings in several majority-owned subsidiaries. For investments in certain joint ventures the Group uses the proportionate method of consolidation (see Note 2). Investments in companies in which Mayr-Melnhof Karton AG has the ability to exercise significant influence over its operating and financial policies, generally when the Group holds at least a 20% but not more than a 50% voting interest, are accounted for under the equity method. Investments in companies in which less than a significant influence is maintained, are accounted for at cost or fair value as appropriate. All effects of intercompany transactions have been eliminated.

There are no further liabilities or claims with regards to third parties other than those which have been recorded in the financial statements and notes to the financial statements.

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"), except for the use of the proportionate method of consolidation to account for certain joint ventures (see Note 2). The preparation of financial statements requires management to make estimates and assumptions for some items that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

All amounts herein, except share data and per share amounts, are shown in thousands of Euro unless otherwise stated.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries, where the functional currency is other than the Euro, are translated into Euro using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the year. Differences arising from the translation of assets and liabilities in comparison with the previous periods are included as a separate component of stockholders' equity. Transaction gains and losses resulting from foreign currency transactions are included in the results from operations as incurred.

The assets and liabilities of a foreign subsidiary operating in a highly inflationary economy have been remeasured into Euro on the basis of period-end rates for monetary balance sheet items and at historical rates for non-monetary items, resulting in translation gains and losses being recognized in the results from operations. Furthermore, depreciation and gains and losses from disposal of non-monetary assets are determined at historical rates.

The exchange rates of the relevant currencies of non-Euro participating countries used in preparation of the consolidated financial statements were as follows:

Currency:		**Exchange rate at December 31, 2003 1 EUR =**	Exchange rate at December 31, 2002 1 EUR =	**Annual average exchange rate 2003 1 EUR =**	Annual average exchange rate 2002 1 EUR =
Bulgaria	BGN	1.96	1.95	1.95	1.95
Czech Republic	CZK	32.41	31.58	31.89	30.84
Denmark	DKK	7.45	7.43	7.43	7.43
Great Britain	GBP	0.70	0.65	0.69	0.63
Hungary	HUF	262.50	236.29	253.88	242.88
Poland	PLN	4.70	4.02	4.41	3.83
Russia	RUB	36.82	-	34.63	-
Slovenia	SIT	236.70	230.16	233.75	225.92
Switzerland	CHF	1.56	1.45	1.52	1.47
Ukraine	UAH	6.66	5.53	6.00	5.01

Revenue Recognition

The Group recognizes revenue when convincing evidence of an arrangement exists, products are shipped to customers, the price of the transaction is fixed and determinable, and payment is *reasonably assured. Revenues are recorded as net of discounts, such as sales incentives,* customer bonuses, and rebates granted. Provisions for estimated costs related to product warranty and returns are made at the time the related sale is recorded. Shipping and handling costs are recorded as a selling expense.

Earnings Per Share

Earnings per share is computed in accordance with Financial Accounting Standard No. 128 ("FAS 128"), "Earnings per Share". The statement requires computing and disclosing of both basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted *earnings per share is calculated by adjusting outstanding shares, assuming conversion of all* potentially dilutive stock options. Until all of the 50,000 issued options were exercised on June 17, 2003, the average closing market price of Mayr-Melnhof Karton AG shares was above the exercise price of the stock options. Therefore, shares to compensate for the outstanding options were included in the calculation of the diluted earnings per share. There was no material dilutive affect on earnings per share in comparison to basic earnings per share.

Cash and Cash Equivalents

The Group considers all highly liquid assets with original maturities of three months or less at the date of purchase to be cash equivalents.

Concentration of Financial Risk

Financial instruments, which could potentially subject the Group to financial risk, are primarily cash equivalents, securities, and trade accounts receivable. It is Group practice to place its cash and cash equivalents and investments in high quality securities. The Group's trade accounts receivable are generated from a broad and diverse group of customers. The majority of the Group's trade accounts receivable is concentrated in subsidiaries located in Germany and Austria. The Group monitors its financial risk in connection with customer bad debt through ongoing credit rating assessments. In addition, the Group maintains credit insurance coverage in order to provide for certain potentially uncollectible receivables as well as an allowance for losses based upon the expected collection of all trade accounts receivable.

Derivative Financial Instruments
The accounting for derivative financial instruments is based upon the provisions of Financial Accounting Standard No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended in Financial Accounting Standard No. 149 ("FAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (April 2003). The statement requires the recognition of all derivatives in the statement of financial position and measurement of those instruments at fair values. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in net income or in other comprehensive income (see Note 10), depending on the intended use of the derivative and the resulting designation.

Inventories
Inventories are valued at the lower of cost or market, with cost determined on an average basis. In order to determine acquisition and/or manufacturing costs for raw materials and goods for resale a weighted average price method is applied. Work in process and finished goods inventories include material, labor, and manufacturing overhead costs. Allowances for slow moving and obsolete inventories are recognized based on the passage of time and historical and projected sales activity.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. For financial reporting purposes, depreciation expense is recognized using the straight-line method over the following estimated useful lives:

Buildings	10–50	years
Technical equipment and machines	8–15	years
Other equipment, fixtures and fittings	4–10	years

It is the policy of the Group to capitalize renewals and leasehold improvements and to charge to expense the cost of current maintenance and repairs.

Intangible Assets
Acquired identifiable intangible assets, other than goodwill, which are determined to have a definite useful life, are amortized on a straight-line basis over their estimated useful lives ranging from 5 to 10 years. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in purchase business combinations.

To comply with the provisions of Financial Accounting Standard No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets", goodwill and intangible assets deemed to have an indefinite useful life are no longer amortized but instead tested for impairment. The Group evaluates the goodwill using a two-step impairment test approach at the operating segment level at least annually or when events or changes in circumstances indicate that an impairment exists. In the first step, the fair value of the operating segment is compared to its carrying amount including goodwill. The Group determines the fair value of the operating segment by estimating the present value based on future cash flows. If the fair value of the operating segment exceeds the carrying amount, no further tests need to be performed. In the case that the fair value of the operating segment is less than its carrying amount, a second step is performed which compares the fair value of the operating segment's identifiable assets and liabilities with its carrying amount. The fair value of goodwill is determined based upon the excess of the fair value of the operating segment over the net of the fair values of the identifiable assets and liabilities of the operating segment. If the fair value of goodwill is less than its carrying amount, the difference shall be recognized as an impairment loss.

Long-Lived Assets
The Group evaluates long-lived assets, excluding goodwill, in accordance with Financial Accounting Standard No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". The Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverable amount of assets to be held and used is measured by comparing the carrying amount of an asset to the expected undiscounted future cash flows to be generated by the asset. If the expected undiscounted future cash flows are less than the carrying amounts of the assets, then an impairment exists and an impairment loss would be measured and recognized. The impairment loss to be recognized in the Group's financial statements is measured based on the excess of the carrying amount over the asset's fair value. Assets to be disposed of are measured at the lower of carrying amount or fair value less cost to sell. Fair value is determined based on current market value or discounted future cash flows.

Pensions and Other Post-Employment Benefits
The Group accounts for pensions and other post-employment benefits in accordance with Financial Accounting Standard No. 87 ("FAS 87"), "Employers' Accounting for Pensions", as amended in Financial Accounting Standard No. 132 ("FAS 132"), "Employers' Disclosures about Pensions and Other Postretirement Benefits" (December 2003). The benefit obligations are valued according to the actuarial projected benefit obligation method (Projected Unit Credit Method), including estimated future compensation levels.

Deferred Taxes
The Group accounts for taxes in accordance with Financial Accounting Standard No. 109 ("FAS 109"), "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between the financial statement and tax bases of existing assets and liabilities. "Permanent differences" are not included in the calculation of deferred taxes. Under FAS 109, the effect of tax rate changes on deferred taxes is recognized in the income tax provision for the period that includes the enactment date.

New Accounting Standards
In April 2003, the Financial Accounting Standards Board issued Financial Accounting Standard No. 149 ("FAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The statement amends and clarifies accounting for derivative instruments and hedging activities under FAS 133 and is generally effective for contracts entered into or modified after June 30, 2003. The adoption of FAS 149 did not have an impact on the Group's consolidated financial statements.

In May 2003, the Financial Accounting Standards Board issued Financial Accounting Standard No. 150 ("FAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The statement amends the accounting and classification for certain financial instruments, such as those used in most stock buy-back programs that previously were accounted for and classified as equity. FAS 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value flowing through the income statement. The statement is effective for financial instruments entered into or modified after May 31, 2003. Since there was no issue of said financial instruments, the adoption of FAS 150 did not have an impact on the Group's consolidated financial statements.

In December 2003, the Financial Accounting Standards Board issued Financial Accounting Standard No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106", which requires additional disclosures regarding plan assets of defined benefit plans and other postretirement plans, obligations, net costs, and cash flows. The statement is effective for financial statements with fiscal years ending after December 15, 2003. The Group has adopted the new disclosure requirements (see Note 16). For foreign plans these additional disclosures have to be stated in fiscal years ending after June 15, 2004.

In November 2003, the Emerging Issues Task Force ("EITF") ratified a partial consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method or the equity method. Although no consensus was reached on how to evaluate when an impairment of securities or investments is other than temporary, the EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to debt and equity securities classified as available-for-sale or held-to-maturity. The disclosures required by EITF 03-1 are effective for fiscal years ending after December 15, 2003. The Group has adopted the new disclosure requirements (see Note 10).

Besides the mentioned disclosure requirements, the adoption of FAS 132 (revised 2003) and EITF 03-1 did not have an impact on the Group's consolidated financial statements.

(2) Investments in Joint Ventures

At December 31, 2003, the Group accounted for investments in three joint ventures (December 31, 2002: four joint ventures) under the proportionate method of consolidation. From January 1, 2003, onwards the Group fully consolidates the investment in the joint venture Syn-Group Unternehmensberatung GmbH, Austria, since the majority of its operating activities is to provide consulting services to other Group companies. During 2002, the Group closed Copacarton S.A., a French folding carton producer. The remaining net assets were transferred to C. P. Schmidt Verpackungs-Werk GmbH & Co. KG, Germany. Under US GAAP, the Group's investments in joint ventures are required to be accounted for using the equity method of accounting. The differences in accounting treatment between the proportionate and equity method would not have affected stockholders' equity or net income of the Group.

The following schedules represent the amounts which are recognized in the consolidated financial statements for the years ended December 31, 2003 and 2002, concerning the Group's joint ventures.

Balance sheet information

(in thousands of EUR)	**December 31, 2003**	December 31, 2002
Current assets	7,606.8	8,716.4
Non-current assets	3,580.1	2,789.1
Total assets	**11,186.9**	**11,505.5**
Current liabilities	5,254.7	5,391.9
Non-current liabilities	612.3	621.1
Stockholders' equity	5,319.9	5,492.5
Total liabilities and stockholders' equity	**11,186.9**	**11,505.5**

Statement of income information

(in thousands of EUR)	**Year ended December 31, 2003**	Year ended December 31, 2002
Total revenues	26,179.4	27,172.6
Operating profit	2,230.9	1,745.7
Net income	**1,868.5**	**1,363.2**

Statement of cash flows information

(in thousands of EUR)	**Year ended December 31, *2003***	Year ended December 31, *2002*
Cash flows from:		
Operating activities	2,943.4	1,655.3
Investing activities	(1,463.5)	164.6
Financing activities	(1,711.3)	(791.2)
Net increase (decrease) in cash and cash equivalents	(231.4)	1,028.7
Cash and cash equivalents at the beginning of the year*)	**1,268.6**	**589.3**
Cash and cash equivalents at the end of the year	**1,037.2**	**1,618.0**

*) In 2003: Prior period's closing balance less cash and cash equivalents of Syn-Group Unternehmensberatung GmbH as of January 1, 2003

(3) Acquisitions, Dispositions, Liquidations and Formations

The acquisitions were accounted for under the purchase accounting method, therefore all assets acquired and liabilities assumed were recorded at fair value with the excess of the purchase price over the fair value of net assets acquired capitalized as goodwill. If the fair value of assets acquired and liabilities assumed exceeds the purchase price, the excess is allocated as a pro rata reduction of the non-current assets. The Group's policy is to acquire companies in order to increase its market share.

a) Acquisitions and Formations in 2003

Acquisitions

In 2003, the Group completed the liquidation process concerning the remaining property, plant and equipment of Emil Christ AG, a Swiss cartonboard mill. The sale of these assets resulted in a thous. EUR 1,735.4 loss before taxes which is included in "Other operating income – net". The remaining net assets were transferred to Karton Deisswil AG, Switzerland. The division MM-Karton acquired a 100% interest in Emil Christ AG in June 2001 and announced the closure of the mill in August 2001.

In April 2003, the division MM-Karton acquired the remaining 25% minority interest in Mayr-Melnhof Belgium N.V. for thous. EUR 150.0 and recorded an intangible asset concerning customer relationships.

Formations

In March 2003, the division MM-Karton formed the trading company MM Karton Russia LLC., Russia, and the logistics company MM Lager & Logistik GmbH, Germany. In December 2003, the division MM-Packaging formed the companies Mayr-Melnhof Packaging Iberica SL, Spain, and MM Packaging Polska Sp. z o.o., Poland, for future activities concerning the production of folding cartons. In September 2003, the division MM-Graphia formed a property owning company MM Graphia DP, Ukraine.

b) Acquisitions, Dispositions, Liquidations and Formations in 2002

Acquisitions

In June 2002, the division MM-Karton acquired a 98.61% interest in the Bulgarian cartonboard mill ZMK Nikopol A.D., which represents 643,334 shares of the total 652,423 common shares issued and outstanding, for thous. EUR 10,583.8 and assumed liabilities of thous. EUR 6,436.9. Due to the mill's small market share and discontinued production in the past, various start-up activities are needed, which mainly focus on the improvement of the cartonboard quality to achieve European standards. The mill's capacity will be increased hand in hand with future market growth development. From July 1, 2002 on, the results of operations are included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to US GAAP as of July 1, 2002, includes the following:

Condensed balance sheet information

(in thousands of EUR)	July 1, 2002
Current assets	1,154.7
Property, plant and equipment - net	24,167.6
Intangible assets - net	1.2
Total assets	**25,323.5**
Current liabilities	8,191.4
Long-term debt	1,952.7
Deferred income taxes	4,595.6
Stockholders' equity	10,583.8
Total liabilities and stockholders' equity	**25,323.5**

In October 2002, the division MM-Karton acquired an additional 60% interest for thous. EUR 5,149.4 in Joh. Spiehs & Co GmbH and A. Spiehs Beteiligungsgesellschaft m.b.H., increasing its existing 40% interest in both companies to 100%. Through the increase of its existing interest in A. Spiehs Beteiligungsgesellschaft m.b.H., the Group becomes the majority shareholder of "PAPYRUS" Altpapierservice Handelsgesellschaft m.b.H. - Wien, "PAPYRUS" Altpapierservice Handelsgesellschaft m.b.H. - Villach and Papyrus Wertstoff Service GmbH. The Group now owns 63.34% of these companies. The companies collect, sort, and sell recovered paper primarily in Austria. In January 2003, the Group used 57,000 shares of its treasury stock to settle the outstanding portion (thous. EUR 3,648.0) of the purchase price. The acquisition of these companies strengthens the raw material base of MM-Karton. From October 1, 2002 on, the results of operations are included in the Group's and divisional consolidated statements of income.

A condensed balance sheet according to US GAAP of the companies acquired as of October 1, 2002, includes the following:

Condensed balance sheet information

(in thousands of EUR)	October 1, 2002
Current assets	15,219.4
Investments and available-for-sale securities	636.2
Property, plant and equipment - net	7,194.4
Deferred income taxes	584.5
Intangible assets - net	68.5
Total assets	**23,703.0**
Current liabilities	14,583.6
Long-term debt	4,482.8
Minority interests	2,405.5
Stockholders' equity	2,231.1
Total liabilities and stockholders' equity	**23,703.0**

In April and June 2002, the division MM-Graphia acquired a 100% interest in Graphia Gundlach Verwaltungsgesellschaft mbH and an 88.09% interest in Graphia Hans Gundlach GmbH & Co. Kommanditgesellschaft for thous. EUR 39,751.5 in a two step process. Through these transactions, the Group became majority shareholder of Graphia Gundlach Verlags- und Handelsgesellschaft mbH (100%), Innovaprint GmbH & Co. KG Verpackungslösungen im Flexodruck (88.09%), Innovaprint Verwaltungsgesellschaft mbH (88.09%), Fritz Busche Druckereigesellschaft mbH (88.09%), and Graphia Ukraina AG (81.22%).

The purchase price may be lowered in the future if these companies acquired do not meet certain cash flow criteria. Payments of thous. EUR 13,804.9 and thous. EUR 893.3 have not yet been effected, as they are subject to the completion of certain conditions precedent. The Group has an irrevocable call option for the remaining minority interest of 11.91% in Graphia Hans Gundlach GmbH & Co. Kommanditgesellschaft. The earliest use of this option is dependent on certain conditions concerning the fulfillment of the above mentioned conditions precedent.

The Graphia companies primarily manufacture cigarette packaging and high-grade confectionery packaging at four different locations in Germany and Ukraine. The acquisition increases the market strength of the Group in Central and Eastern Europe, complements the existing operations in this market segment, and leads to the establishment of a new division named MM-Graphia.

From July 1, 2002 on, the results of operations are included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to US GAAP of the companies acquired as of July 1, 2002, includes the following:

Condensed balance sheet information[*)]

(in thousands of EUR)

	July 1, 2002
Current assets	34,720.2
Investments and property, plant and equipment - net	49,362.6
Deferred income taxes	2,557.0
Goodwill	20,467.7
Other intangible assets - net	1,904.7
Total assets	**109,012.2**
Current liabilities	31,736.1
Financial liabilities	25,986.2
Long-term debt	9,371.1
Minority interests	2,167.3
Stockholders' equity	39,751.5
Total liabilities and stockholders' equity	**109,012.2**

*) Due to the variable purchase price components, this condensed balance sheet information is subject to changes.

In February 2002, the division MM-Karton acquired the remaining 25% minority interest in Keminer Remmers Kartonhandels GmbH for thous. EUR 1,917.3 and recorded an intangible asset concerning customer relationships.

In March 2002, the division MM-Karton acquired a 100% interest in MM Scandinavia ApS, a Danish trading company, for thous. EUR 355.1. From March 1, 2002 on, the results of operations are included in the consolidated statements of income.

In October 2002, the division MM-Karton acquired a 100% interest in Tarpelis s.r.o., a Czech trading company. In February 2003, the company's name was changed to MM Karton Praha s.r.o.

Liquidations

In November 2002, the division MM-Packaging liquidated its investment in Copacarton S.A., a French folding carton producer. The liquidation of Copacarton S.A. resulted in a thous. EUR 620.7 loss before taxes. The remaining net assets were transferred to C. P. Schmidt Verpackungs-Werk GmbH & Co. KG, Germany.

Formations

In October 2002, the division MM-Karton formed the trading company MM Karton Bulgaria EOOD, Bulgaria. In February 2002, the division MM-Packaging formed MM Packaging Russia LLC., Russia, for future activities concerning the production and marketing of folding cartons.

(4) Other Operating Income – net

(in thousands of EUR)	**Year ended December 31, 2003**	Year ended December 31, 2002
Gains from sale of property, plant and equipment and intangibles - net	474.8	871.6
Insurance claims	1,791.7	805.0
Rental income	1,755.5	863.7
Other income - net	6,624.4	3,180.3
Other operating income - net	**10,646.4**	**5,720.6**

(5) Other - net

(in thousands of EUR)	**Year ended December 31, 2003**	Year ended December 31, 2002
Foreign currency exchange (losses) gains - net	(967.7)	367.3
Other financial losses - net	(2,784.2)	(1,735.1)
Other - net	**(3,751.9)**	**(1,367.8)**

In 2002, the Group recorded a gain from settlement of debt amounting to thous. EUR 634.2 concerning one of the acquisitions in 2002 which is included in Other financial losses – net.

(6) Income Taxes

The components of income before income taxes and minority interests by taxing jurisdiction were as follows:

(in thousands of EUR)	**Year ended December 31, 2003**	Year ended December 31, 2002
Income before income taxes and minority interests		
Austria	42,271.2	44,456.2
Non-Austria	90,030.1	88,379.5
Total	**132,301.3**	**132,835.7**

Income tax expense consists of the following:

	Year ended December 31,		
(in thousands of EUR)	Austria	Non-Austria	Total
2003			
Current	15,497.4	28,726.6	44,224.0
Deferred benefit (excluding loss carryforwards)	(1,085.8)	(4,883.8)	(5,969.6)
Benefits of operating loss carryforwards	40.2	1,315.4	1,355.6
Total income tax expense	**14,451.8**	**25,158.2**	**39,610.0**
2002			
Current	14,415.9	31,238.1	45,654.0
Deferred benefit (excluding loss carryforwards)	(314.0)	1,151.3	837.3
Benefits of operating loss carryforwards	542.9	1,788.2	2,331.1
Total income tax expense	**14,644.8**	**34,177.6**	**48,822.4**

Cash paid for income taxes amounted to thous. EUR 62,738.0 and thous. EUR 31,420.9, in 2003 and 2002, respectively. A reconciliation of the Austrian statutory federal tax rate and effective tax rate is as follows:

	December 31, 2003	December 31,2002
Expense at statutory Austrian federal tax rate	34.00%	34.00%
Earnings in jurisdictions taxed at rates different from the statutory Austrian federal tax rate	1.53%	0.30%
Non-tax deductible (income) expense - net	(0.61%)	0.25%
Valuation allowance and tax restructurings	(4.24%)	1.18%
Other - net	(0.74%)	1.02%
Total	**29.94%**	**36.75%**

In 2003, the item "Valuation allowance and tax restructurings" includes effects of tax restructurings amounting to -3.76%, which result from a reclassification of temporary differences into permanent differences due to improvements of the Group's organizational structure. It also includes the use of tax loss carryforwards which were regarded as unrealizable in prior periods. In 2002, no similar effects of tax restructurings were recorded.

In 2003, the item "Other - net" includes effects of tax rate changes within the Group amounting to -0.50%. In 2002, no substantial effects of tax rate changes were recognized.

In the financial statements, deferred tax assets and liabilities are netted out according to tax jurisdictions and maturities as follows:

(in thousands of EUR)	December 31, 2003	December 31, 2002
Deferred tax assets - current	8,003.9	10,719.8
Deferred tax assets - non-current	4,065.9	428.4
Deferred tax liabilities - current	(956.6)	(1,221.2)
Deferred tax liabilities - non-current	(51,562.4)	(55,453.7)
Net deferred tax liability	**(40,449.2)**	**(45,526.7)**

The tax effects of temporary differences and carryforwards representing deferred tax assets and liabilities as of December 31, 2003 and 2002, were as follows:

(in thousands of EUR)	December 31, 2003	December 31, 2002
Intangible assets	6,276.1	7,154.8
Inventories	2,138.7	2,031.3
Benefit plans and other provisions	5,127.9	5,416.5
Operating loss carryforwards	9,860.4	13,653.8
Other	2,756.0	3,320.8
Gross deferred tax assets	**26,159.1**	**31,577.2**
Valuation allowance	(8,938.3)	(11,349.1)
Deferred tax assets - net	**17,220.8**	**20,228.1**
Property, plant and equipment	(24,724.0)	(26,776.5)
Loans receivable and investments	(32,752.2)	(38,834.1)
Other	(193.8)	(144.2)
Deferred tax liabilities	**(57,670.0)**	**(65,754.8)**
Net deferred tax liability	**(40,449.2)**	**(45,526.7)**

The Group has tax loss carryforwards available to reduce future taxable income of certain Austrian and non-Austrian subsidiaries. At December 31, 2003, the Group has corporate tax loss carryforwards of thous. EUR 27,574.8 (2002: thous. EUR 35,013.0), which must be utilized within the next seven years, and thous. EUR 8,288.9 (2002: thous. EUR 15,729.4), which can be utilized over an indefinite period. Additionally, at December 31, 2003, the Group has trade tax loss carryforwards of thous. EUR 15,657.0 (2002: thous. EUR 7,910.6) available in Germany, which can be utilized over an indefinite period.

At December 31, 2003, the Group believes that certain corporate and trade tax loss carryforwards will be utilized and recorded as a deferred tax asset of thous. EUR 1,131.1 (2002: thous. EUR 2,486.7). In other subsidiaries with operating loss carryforwards, cumulative losses were incurred during the past three years; the Group believes it is more likely that these deferred tax assets will not be realized. Accordingly, valuation allowances amounting to thous. EUR 8,729.3 and thous. EUR 11,167.1 have been provided for the deferred tax assets relating to these carryforwards at December 31, 2003 and 2002, respectively.

In 2003, the Group optimized its tax structure and consumed corporate and trade tax loss carryforwards amounting to thous. EUR 11,621.9 and thous. EUR 359.3 for which a valuation allowance for the deferred tax assets relating to these carryforwards was recorded in previous periods. In 2002, the Group used similar corporate and trade tax loss carryforwards amounting to thous. EUR 797.2 and thous. EUR 372.6, respectively.

At December 31, 2003 and 2002, no deferred taxes have been provided on the undistributed earnings of the Company's subsidiaries. Under current tax jurisdictions within the Group and existing tax treaties, these earnings can be remitted to Mayr-Melnhof Karton AG with little or no additional tax.

(7) Trade Accounts Receivable

(in thousands of EUR)	**December 31, 2003**	December 31, 2002
Trade accounts receivable	149,061.0	155,993.4
Trade accounts receivable from affiliated companies	0.0	700.7
Total	**149,061.0**	**156,694.1**
Allowance for doubtful accounts	(2,650.0)	(4,184.9)
Trade accounts receivable - net	**146,411.0**	**152,509.2**

(8) Inventories

(in thousands of EUR)	**December 31, 2003**	December 31, 2002
Raw materials and manufacturing and operating supplies	71,508.9	72,106.7
Work in process	15,550.1	14,392.2
Finished goods and goods for resale	85,399.1	77,369.9
Total	**172,458.1**	**163,868.8**
Inventory allowance	(12,305.0)	(11,426.8)
Inventories - net	**160,153.1**	**152,442.0**

9) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following:

(in thousands of EUR)	December 31, 2003	December 31, 2002
VAT and other tax receivables	32,720.5	27,950.9
Receivables from affiliated companies	423.0	208.5
Other	13,822.2	25,132.7
Prepaid expenses and other current assets	**46,965.7**	**53,292.1**

In 2003, the Group completed the liquidation process concerning the remaining property, plant and equipment of Emil Christ AG which has been reclassified as held for sale (see Note 3). At December 31, 2002, these assets were included in other current assets in the amount of thous. EUR 12,743.0.

(10) Financial Instruments

The Group's financial instruments include cash, securities, accounts receivable, short-term and long-term borrowings, accounts payable, and accrued liabilities. At December 31, 2003 and 2002, the carrying amounts of these instruments almost equaled their fair values. The securities include investments in debt and marketable equity securities, which can be categorized as either trading, available-for-sale or held to maturity. At December 31, 2003 and 2002, the Group held only available-for-sale securities.

Available-for-sale Securities
These securities are carried at estimated fair values, which are based on quoted market prices.

Unrealized gains and losses, net of deferred income taxes, are reported as a component of accumulated other comprehensive income. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in "Other financial losses - net". Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in "Other financial losses - net" (see Note 5).

The Group had a strategic investment in a company that was carried at cost because the Group owned less than 20% of the total equity and had no significant influence or control over operations. At December 31, 2001, the Group revaluated the investment and determined that the investment should be classified as available-for-sale. In 2003 and 2002 the Group recorded a loss of thous. EUR 2,239.1 and thous. EUR 1,931.7 in "Other financial losses - net" due to an other-than-temporary decrease in the fair value of the equity securities, respectively. As of December 31, 2003, there are no other indications of a permanent decline in the value of available-for-sale securities.

Aggregate cost, fair values, and gross accumulated unrealized holding gains and losses by type of securities are as follows:

	December 31, 2003				December 31, 2002			
		Estimated	Accumulated unrealized			Estimated	Accumulated unrealized	
(in thousands of EUR)	Cost	fair value	Gain	Loss	Cost	fair value	Gain	Loss
Corporate bonds	9,993.2	9,863.2	355.3	(485.3)	9,880.1	9,411.7	12.8	(481.2)
Mortgage backed debt securities	22.8	24.1	1.3	0.0	22.8	24.1	1.3	0.0
Debt based mutual funds	60,426.3	62,440.9	4,490.8	(2,476.2)	59,459.2	61,792.4	4,490.8	(2,157.6)
Equity securities	3,353.7	3,787.7	434.0	0.0	7,368.9	5,036.6	0.0	(2,332.3)
Total	**73,796.0**	**76,115.9**	**5,281.4**	**(2,961.5)**	**76,731.0**	**76,264.8**	**4,504.9**	**(4,971.1)**

At December 31, 2003 and 2002, these securities were included in the following balance sheet titles in the accompanying consolidated balance sheet:

(in thousands of EUR)	December 31, 2003	December 31, 2002
Marketable securities	0.0	94.1
Investments and long-term financial assets	76,115.9	76,170.7
Total	**76,115.9**	**76,264.8**

The estimated fair values of debt securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

(in thousands of EUR)	December 31, 2003
Available-for-sale:	
Due within one year	0.0
Due after one year through five years	14.0
Due after five years through ten years	9,873.3
Due after ten years	0.0

Gross realized gains and losses from sales of available-for-sale securities using the specific identification method are included in "Other financial losses - net". Proceeds from sales of available-for-sale securities were thous. EUR 21,541.9 for the year ended December 31, 2003 (2002: thous. EUR 4,087.5). Gross realized gains and gross realized losses amounted to thous. EUR 187.6 and thous. EUR 423.5, respectively, for the year ended December 31, 2003 (2002: thous. EUR 518.9 and thous. EUR 267.7, respectively).

Derivative Financial Instruments

The Group's international scope of operations exposes the Group to several risks, which include foreign exchange rate and interest rate risks. The Group has derivative instruments to mitigate or eliminate many of these exposures.

The risk of loss to the Group in the event of nonperformance by any counterparty under the derivative instruments is not significant. All counterparties are reputable international financial institutions with whom the Group conducts business on a regular basis. The Group believes any risk related to default by a counterparty is remote.

Risks associated with fluctuations in foreign exchange rates are managed solely with foreign currency forward and option contracts. The Group seeks to mitigate interest rate risks by entering into swap agreements.

Derivative financial instruments are valued at the amounts by which the contracts could be settled. The fair value of forward foreign exchange contracts are based on the spot foreign currency rates as of the balance sheet date, adjusted for time-related charges or discounts for the respective remaining term of the contract and compared with the contracted forward rate. The fair values of currency options are determined by using generally accepted models to calculate the option prices. Interest rate and commodity swap agreements are valued at fair values, which are estimated by discounting the anticipated future cash flows. As of December 31, 2003, the derivatives' carrying values equal the fair values.

Foreign currency and option contracts are principally used to protect the Group against fluctuations with the British Pound and the Swiss Franc. The changes in fair values of these derivatives are recognized in "Foreign currency exchange (losses) gains - net" (see Note 5).

The Group has an interest rate swap agreement in order to convert a fixed rate debt to a floating rate debt (fair value hedge). The change in fair value of this underlying hedged item is effectively offset by the derivative and no effect on the Group's net income is recognized. From 2003 onwards, the Group uses a three year commodity swap agreement to hedge the risks from changes in future cash flows concerning certain commodity purchases (recovered paper).

The Group applied cash flow hedge accounting and recognizes the changes in fair value in accumulated other comprehensive income as a separate component of stockholders' equity.

In 2003, the hedge covered almost all of the risk derived from price fluctuations of the hedged item leaving only immaterial hedge ineffectiveness. The amounts recorded in the Group's consolidated financial statements as well as the volume of the swap agreement is insignificant.

In 2003, the net fair value of the derivative financial instruments amounts to a net asset of thous. EUR 951.1 (2002: thous. EUR 1,206.4) and is recorded on the consolidated balance sheet under prepaid expenses and other current assets in the amount of thous. EUR 1,283.9 (2002: thous. EUR 1,283.1) and under accrued expenses and other liabilities in the amount of thous. EUR 332.8 (2002: thous. EUR 76.7).

(11) Fixed Assets Schedule

Due to evaluation processes in accordance with FAS 144 the Group recorded an impairment charge amounting to thous. EUR 329.2 in 2003 for buildings.

		Acquisition or Manufacturing Costs							
(in thousands of EUR)	Note	Balance at January 1, 2003	Effect of Exchange Rate Changes 2003	Acquisitions / Disposals of businesses 2003	Additions 2003	Disposals 2003	Reclassifi-cations 2003	Other [1] 2003	Balance at December 31, 2003
Investments in uncon-solidated subsidiaries, at cost or fair value as appropriate		201.5	0.0	0.0	14.0	0.0	(14.4)	0.0	201.1
Investments in associated companies, at equity		7,159.6	0.0	0.0	0.0	0.0	0.0	1,615.8	8,775.4
Other investments, at cost or fair value as appropriate		1,987.3	(39.7)	0.0	7.1	(92.5)	(0.8)	(123.0)	1,738.4
Available-for-sale securities (non-current)	(10)	76,631.4	0.8	3.0	20,982.8	(21,776.1)	194.0	(2,239.1)	73,796.8
Loans to third parties		2,064.4	(10.6)	0.0	153.8	(383.4)	0.0	0.0	1,824.2
Other long-term financial assets		3,779.7	(0.4)	0.0	606.4	(19.0)	89.4	0.0	4,456.1
Investments and long-term financial assets		**91,823.9**	**(49.9)**	**3.0**	**21,764.1**	**(22,271.0)**	**268.2**	**(746.3)**	**90,792.0**
Land, similar land rights and buildings	(15)	347,001.8	(5,296.7)	0.0	8,988.7	(146.8)	3,003.0	0.0	353,550.0
Technical equipment and machines	(15)	1,081,388.0	(14,666.3)	0.0	25,990.4	(15,578.4)	20,040.8	0.0	1,097,174.5
Other equipment, fixtures and fittings	(15)	108,472.5	(1,065.6)	134.9	7,944.8	(5,560.2)	1,166.0	0.0	111,092.4
Payments on account and construction in progress		17,005.1	(211.7)	0.0	35,029.1	(345.0)	(22,845.1)	0.0	28,632.4
Property, plant and equipment		**1,553,867.4**	**(21,240.3)**	**134.9**	**77,953.0**	**(21,630.4)**	**1,364.7**	**0.0**	**1,590,449.3**
Concessions, licenses and similar rights, and payments on account		49,058.7	(1,088.4)	153.6	1,210.6	(737.1)	70.2	0.0	48,667.6
Goodwill		40,547.2	(60.7)	0.0	0.0	(448.7)	(52.6)	0.0	39,985.2
Pension intangible	(16)	180.9	0.0	0.0	0.0	0.0	0.0	2,440.5	2,621.4
Intangible assets		**89,786.8**	**(1,149.1)**	**153.6**	**1,210.6**	**(1,185.8)**	**17.6**	**2,440.5**	**91,274.2**
Total fixed assets		**1,735,478.1**	**(22,439.3)**	**291.5**	**100,927.7**	**(45,087.2)**	**1,650.5**	**1,694.2**	**1,772,515.5**

[1] The "Other" column includes changes related to pension intangible, available-for-sale securities and investments.

Depreciation / Amortization								Book value	
Balance at January 1, **2003**	Effect of Exchange Rate Changes **2003**	Acquisitions / Disposals of businesses **2003**	Disposals **2003**	Reclassifi-cations **2003**	Depreciation and amortization for the year **2003**	Other [1)] **2003**	Balance at December 31, **2003**	Balance at December 31, **2003**	Balance at January 1, **2003**
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	201.1	201.5
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	8,775.4	7,159.6
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,738.4	1,987.3
460.7	0.9	0.1	(228.3)	9.2	0.0	(2,561.7)	(2,319.1)	76,115.9	76,170.7
3.0	0.0	0.0	0.0	0.0	(0.7)	0.0	2.3	1,821.9	2,061.4
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4,456.1	3,779.7
463.7	**0.9**	**0.1**	**(228.3)**	**9.2**	**(0.7)**	**(2,561.7)**	**(2,316.8)**	**93,108.8**	**91,360.2**
169,387.3	(2,723.5)	0.0	(145.1)	0.0	8,232.0	0.0	174,750.7	178,799.3	177,614.5
793,302.3	(10,143.1)	0.0	(14,203.3)	548.2	60,083.3	0.0	829,587.4	267,587.1	288,085.7
83,474.2	(880.9)	59.2	(5,208.5)	(307.2)	8,721.5	0.0	85,858.3	25,234.1	24,998.3
252.8	(11.8)	0.0	(329.2)	(241.0)	329.2	0.0	0.0	28,632.4	16,752.3
1,046,416.6	**(13,759.3)**	**59.2**	**(19,886.1)**	**0.0**	**77,366.0**	**0.0**	**1,090,196.4**	**500,252.9**	**507,450.8**
39,289.2	(829.3)	2.1	(732.7)	52.6	4,417.8	0.0	42,199.7	6,467.9	9,769.5
9,564.9	(27.4)	0.0	(448.7)	(52.6)	0.0	0.0	9,036.2	30,949.0	30,982.3
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2,621.4	180.9
48,854.1	**(856.7)**	**2.1**	**(1,181.4)**	**0.0**	**4,417.8**	**0.0**	**51,235.9**	**40,038.3**	**40,932.7**
1,095,734.4	**(14,615.1)**	**61.4**	**(21,295.8)**	**9.2**	**81,783.1**	**(2,561.7)**	**1,139,115.5**	**633,400.0**	**639,743.7**

(12) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities are comprised of the following:

(in thousands of EUR)	December 31, 2003	December 31, 2002
Product return and warranty costs	2,172.0	2,260.6
Customer bonuses	7,711.1	6,297.9
Personnel and social costs	41,453.5	41,918.5
Tax liabilities	17,412.1	13,930.5
Other liabilities	25,279.5	32,973.4
Other accrued expenses	35,357.9	38,840.8
Accrued expenses and other liabilities	**129,386.1**	**136,221.7**

(13) Short-term Borrowings and Credit Arrangements

At December 31, 2003 and 2002, the Group had short-term credit facilities available in the amount of thous. EUR 40,108.0 and thous. EUR 44,214.3, respectively. At December 31, 2003 and 2002, the outstanding amounts were thous. EUR 8,951.7 and thous. EUR 12,909.0, respectively. The weighted average interest rate on these borrowings was 6.45% and 5.29% for the years ended December 31, 2003 and 2002, respectively. These facilities are subject to normal banking terms and conditions.

(14) Long-term Debt

A summary of long-term debt is as follows:

(in thousands of EUR)	December 31, 2003	December 31, 2002
2.455% EUR bank loan due 2004-2008	29,399.3	35,279.1
1.775% EUR bank loan due 2004	21,002.4	21,002.5
4.376% EUR bank loan due 2004-2007	17,237.9	17,825.1
2.455% EUR bank loan due 2004-2007	10,084.0	12,605.0
2.225% EUR bank loan due 2004	8,357.3	8,357.4
2.581% EUR bank loan due 2004-2009	7,800.0	9,100.0
4.553% GBP bank loan due 2004-2006	7,448.9	11,145.3
2.901% EUR bank loan due 2004-2005	5,112.7	6,138.3
4.750% EUR bank loan due 2004-2009	4,579.5	5,412.2
2.455% EUR bank loan due 2004-2006	3,408.6	4,772.1
1.775% EUR bank loan due 2004	3,343.0	3,343.0
2.455% EUR bank loan due 2004-2008	2,994.3	3,593.1
2.225% EUR bank loan due 2004	2,900.0	2,900.0
1.775% EUR bank loan due 2004	2,616.2	0.0
2.455% EUR bank loan due 2004-2009	2,510.0	2,928.3
4.500% EUR bank loan due 2004-2009	2,289.6	2,705.9
2.250% EUR bank loan due 2004-2007	1,943.4	2,386.3
4.460% EUR bank loan due 2003	0.0	2,460.6
5.000% CHF bank loan due 2003	0.0	2,946.5
Other	7,323.4	17,606.1
Total	**140,350.5**	**172,506.8**
Less current portion of long-term debt	59,660.0	64,548.3
Long-term debt	**80,690.5**	**107,958.5**

Aggregate amounts of long-term debt maturing in each of the next five years and thereafter are as follows:

(in thousands of EUR)	2004	2005	2006	2007	2008	Thereafter
Long-term debt:	59,660.0	22,062.8	16,656.8	28,870.0	9,710.6	3,390.3

At December 31, 2003 and 2002, the Group classified short-term revolving bank debt of thous. EUR 38,219.1 and thous. EUR 38,219.1 as long-term debt, respectively. The Group has the intent and ability to refinance these obligations on a long-term basis. Of the long-term bank debt, thous. EUR 52,427.2 and thous. EUR 51,123.6 were secured by mortgages at December 31, 2003 and 2002. The carrying value of the assets pledged as collateral totaled thous. EUR 65,300.8 and thous. EUR 54,053.0 at December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Group had unused long-term financing arrangements available of thous. EUR 265,000.0 and thous. EUR 159,474.7, respectively. Compensating balances and commitment fees are not significant to the Group.

Cash paid for interest totaled thous. EUR 7,646.8 and thous. EUR 9,559.7 for the years ended December 31, 2003 and 2002, respectively.

(15) Leases

The Group is a lessee of property, plant and equipment. At December 31, 2003, future minimum annual rental commitments under non-redeemable lease obligations were as follows:

Lease payments with interest due in: (in thousands of EUR)	**Capital leases December 31, 2003**	**Operating leases and rental payments December 31, 2003**
Year ending December 31:		
2004	8,818.9	7,115.6
2005	3,010.1	6,633.1
2006	4,066.1	5,579.2
2007	553.6	5,376.6
2008	13.3	4,988.4
Thereafter	30.7	10,711.4
Total minimum lease payments	**16,492.7**	**40,404.3**
Less amount representing interest	1,706.1	
Present value of minimum lease payments	**14,786.6**	
Less current maturities of capital lease obligations	7,711.9	
Capital lease obligation long-term	**7,074.7**	

An increase in the lease payments in 2004 occurs only if an option to purchase technical equipment and machines will be exercised.

The Group leases certain manufacturing facilities, technical machinery, and other equipment. Property, plant and equipment include the following amounts under capitalized leases:

(in thousands of EUR)	**December 31, 2003**	December 31, 2002
Buildings	2,510.9	2,510.9
Technical equipment and machines	30,790.2	33,968.1
Other equipment, fixtures and fittings	116.9	127.3
Total	**33,418.0**	**36,606.3**
Accumulated depreciation	(17,749.4)	(16,356.7)
Net book value	**15,668.6**	**20,249.6**

Rental expense relating to operating leases was thous. EUR 6,767.6 and thous. EUR 4,220.3 for the years ended December 31, 2003 and 2002, respectively.

(16) Pensions and Other Post-Employment Benefits

Substantially, all of the Group's employees are covered by government-sponsored pension and welfare programs. Under the terms of these programs, the Group makes periodic payments to various government agencies, which are expensed as incurred. In addition, the Group provides certain employees additional retirement benefits through the sponsorship of defined contribution plans and defined benefit plans. Benefits under the defined benefit plans are primarily based on years of service and the employee's average compensation over the last five years of employment. Contributions to the defined contribution plans amounted to thous. EUR 1,018.3 and thous. EUR 777.8 for the years ended December 31, 2003 and 2002, respectively. In addition, employees of the Group's Austrian subsidiaries are entitled to severance payments, which are recognized as other benefits. These severance payments are granted to employees if terminated by the Group or upon retirement in a lump sum payment. The amount of severance payments is based on years of service and salary.

As of January 1, 2003, a new law concerning severance payments has come into effect in Austria. The Group's Austrian subsidiaries have to make contributions to defined contribution plans for newly hired employees. Under certain conditions, the existing other benefit obligations in Austria can be transferred to this defined contribution plan.

In August 2003 a new law concerning pension regulations was passed in Austria. These new regulations will raise, in stages, the regular retirement age to 60 for women and to 65 for men.

The components of the net periodic pension costs were as follows:

Pension Benefits

	2003		2002	
(in thousands of EUR)	**Pensions Austria**	**Pensions Non-Austria**	Pensions Austria	Pensions Non-Austria
Service cost	350.2	2,343.6	326.5	2,678.1
Interest cost	497.4	6,664.3	434.5	6,577.2
Expected return on plan assets	0.0	(5,082.4)	0.0	(5,604.2)
Amortization of transition assets and obligations	23.9	(465.8)	23.9	(487.8)
Recognized actuarial losses (gains) - net	134.1	12.1	(105.8)	(408.3)
Recognized prior service cost	0.0	205.4	332.1	205.4
Settlement and curtailment	0.0	266.2	(24.1)	0.0
Net periodic pension cost	**1,005.6**	**3,943.4**	**987.1**	**2,960.4**

The components of the net periodic other benefit costs were as follows:

Other Benefits

(in thousands of EUR)	2003 Austria	2002 Austria
Service cost	1,109.7	898.2
Interest cost	844.2	843.8
Amortization of transition assets and obligations	(125.0)	(125.1)
Recognized actuarial losses - net	30.8	138.9
Settlement and curtailment	48.2	0.0
Net periodic other benefit cost	**1,907.9**	**1,755.8**

The following table presents the changes in projected benefit obligations and in the plan assets as of December 31, 2003 and 2002.

Changes in Projected benefit obligations

	December 31, 2003			December 31, 2002		
(in thousands of EUR)	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Projected benefit obligations at beginning of year	**9,218.0**	**141,054.2**	**15,904.6**	**7,415.2**	**126,889.7**	**14,770.5**
Service cost	350.2	2,343.6	1,109.7	326.5	2,678.1	898.2
Interest cost	497.4	6,664.3	844.2	434.5	6,577.2	843.8
Plan participants contributions	0.0	877.1	0.0	0.0	845.4	0.0
Actuarial losses (gains) - net[1]	297.6	8,175.1	(1,290.7)	1,264.6	(277.2)	1,051.3
Acquisitions of businesses	0.0	0.0	33.3	0.0	8,742.9	1,106.3
Benefits paid	(378.2)	(6,959.9)	(1,440.6)	(400.3)	(6,133.2)	(2,765.5)
Plan amendments	0.0	3,149.3	0.0	332.1	2,670.4	0.0
Settlement, curtailment and other changes	0.0	240.4	(59.1)	(154.6)	(718.5)	0.0
Foreign currency exchange rate changes	0.0	(5,648.9)	0.0	0.0	(220.6)	0.0
Projected benefit obligations at end of year	**9,985.0**	**149,895.2**	**15,101.4**	**9,218.0**	**141,054.2**	**15,904.6**

[1] including the effect of the new pension regulations in Austria under "Other benefits Austria"

Changes in Plan assets

	December 31, 2003			December 31, 2002		
(in thousands of EUR)	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Fair value of plan assets at beginning of year	**0.0**	**115,833.6**	**0.0**	**0.0**	**121,002.3**	**0.0**
Actual return on plan assets	0.0	9,122.4	0.0	0.0	(2,593.5)	0.0
Employer contributions	0.0	3,674.5	0.0	0.0	2,144.2	0.0
Plan participants contributions	0.0	877.1	0.0	0.0	845.4	0.0
Benefits paid	0.0	(4,894.3)	0.0	0.0	(4,352.8)	0.0
Settlement and other changes	0.0	0.0	0.0	0.0	(1,284.6)	0.0
Foreign currency exchange rate changes	0.0	(6,740.3)	0.0	0.0	72.6	0.0
Fair value of plan assets at end of year	**0.0**	**117,873.0**	**0.0**	**0.0**	**115,833.6**	**0.0**

The Group's defined pension benefit and other benefit plans in the United Kingdom, Switzerland, and the Netherlands, are funded. At December 31, 2003, the respective plan assets were invested in diversified portfolios that consisted primarily of debt securities. All pension plan assets are only used for pension benefit payments and to administer the plans.

In all other countries, the Group maintains accruals in order to cover future defined benefit and severance payments. In accordance with local income tax laws, such obligations under Austrian plans are partially secured by Group assets totaling thous. EUR 10,221.5 and thous. EUR 9,676.6 at December 31, 2003 and 2002. These assets are classified as available-for-sale securities. Since these assets are not segregated or restricted, they are not classified as plan assets.

The Group's projected benefit obligations, accumulated benefit obligations, and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

(in thousands of EUR)	**December 31, 2003**	December 31, 2002
Projected benefit obligations	52,820.5	51,898.7
Accumulated benefit obligations	48,687.5	47,285.2
Plan assets	0.0	2,597.5

At December 31, 2003 and 2002, the total accumulated benefit obligations for all Group's pension plans amounted to thous. EUR 147,183.0 and thous. EUR 136,893.4, respectively.

The accrued pension and other benefit costs recognized in the consolidated balance sheet are as follows:

	December 31, 2003			December 31, 2002		
(in thousands of EUR)	**Pensions Austria**	**Pensions Non-Austria**	**Other benefits Austria**	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Funded status	**9,985.0**	**32,022.2**	**15,101.4**	**9,218.0**	**25,220.6**	**15,904.6**
Unrecognized actuarial losses - net	(959.9)	(9,272.0)	(429.6)	(796.4)	(5,165.0)	(1,725.4)
Unrecognized prior service cost	0.0	(5,408.9)	0.0	0.0	(2,465.0)	0.0
Unrecognized net transition assets (obligations)	0.0	0.0	0.0	(23.9)	494.4	125.0
Net liability recognized	**9,025.1**	**17,341.3**	**14,671.8**	**8,397.7**	**18,085.0**	**14,304.2**
Amounts recognized in the consolidated balance sheets consist of:						
Prepaid pension cost	0.0	(19,226.4)	0.0	0.0	(16,835.0)	0.0
Other long-term liabilities	9,985.1	41,690.8	14,826.2	9,354.8	38,198.3	14,431.9
Pension intangible	0.0	(2,621.4)	0.0	(36.4)	(144.5)	0.0
Accumulated other comprehensive income	(960.0)	(2,501.7)	(154.4)	(920.7)	(3,133.8)	(127.7)
Net liability recognized	**9,025.1**	**17,341.3**	**14,671.8**	**8,397.7**	**18,085.0**	**14,304.2**

The measurement date for the Group's pension and other benefit obligations is on December 31 of every year. The relevant date for the Group's net periodic pension and other benefit costs is on January 1 of every year.

The actuarial assumptions used in calculating the values for the pension plan and other benefit obligations were as follows:

Weighted average assumptions

	December 31, 2003			December 31, 2002		
	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Discount rate	5.3%	4.7%	5.3%	5.5%	4.9%	5.5%
Rate of compensation increase	2.5%	1.9%	2.5%	2.5%	2.4%	2.5%

The actuarial assumptions used in calculating net periodic pension and other benefit costs were as follows:

Weighted average assumptions

	December 31, 2003			December 31, 2002		
	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Discount rate	5.5%	4.9%	5.5%	6.0%	5.0%	6.0%
Expected return on plan assets	-	4.6%	-	-	4.6%	-
Rate of compensation increase	2.5%	2.4%	2.5%	2.5%	2.5%	2.5%

(17) Stock Options

In 1997 the Group awarded to the members of the management board a tandem stock award plan and granted the right to purchase a maximum of 1,000,000 options for EUR 0.73 per option. In 1998 and 1999, the Members of Management exercised their rights and paid thous. EUR 442.0 and thous. EUR 285.0, respectively, to acquire the maximum number of options awarded. In 2001, 869,700 out of 1,000,000 options were exchanged for cash payment. The Group applies Statement of Financial Accounting Standard No. 123 ("FAS 123"), "Accounting for Stock Based Compensation", and related interpretations in accounting for the plan.

On June 17, 2003, the remaining issued and exercisable 50,000 options were exercised at a price of EUR 20.25 per share as a cash payment by the holder of the stock options. The Group recorded additional compensation expense of thous. EUR 151.0 for awards paid in cash related to the options exercised.

Accordingly, the total payment amounted to thous. EUR 1,049.0. In addition an amount of thous. EUR 36.3 was paid to the option holder for reimbursement of the exercise price paid in prior years.

As of December 31, 2003, no more exercisable or outstanding options exist.

	2003		2002	
	Options	Weighted Average Exercise Price [1]	Options	Weighted Average Exercise Price 1)
Issued on January 1,	**50,000**	**53.78**	**130,300**	**53.05**
Granted	0	-	0	-
Exercised	50,000	-	80,300	-
Cash settlement	0	-	0	-
Forfeited	0	-	0	-
Issued on December 31,	**0**		**50,000**	**53.78**
Exercisable on December 31,	0		50,000	53.78
Shares available on December 31 for options that may be granted	975,848		1,032,848	

[1] The exercise price ranges from EUR 52.32 to EUR 55.23 based upon the passage of time. Weighted average exercise price assumed options exercised prior to December 31, 2003.

(18) Stockholders' Equity

a) Capital Stock/Treasury Stock

From 2000 to 2002, the Shareholders approved several plans to repurchase up to 10% of the Group's capital stock. These repurchase programs were terminated according to schedule. On May 13, 2003, a new share repurchase program was approved by the shareholders. This new resolution authorized the Group to buy back shares from December 5, 2003 until November 13, 2004.

In January 2003, the Group provided 57,000 shares (0.5% of issued shares) of its treasury stock to settle an outstanding portion of the purchase price for an acquisition of 2002 (see Note 3). In 2003 the Group did not repurchase any shares of its treasury stock. During 2002, the Group repurchased 80,714 shares (0.7% of issued shares) for the amount of thous. EUR 5,331.1 including fees.

Treasury stock is accounted for under the cost method and shown as a deduction from stockholders' equity (see Consolidated Statements of Changes in Stockholders' Equity).

Treasury Stock at December 31, 2003

Number of shares acquired	Share of common stock (in thousands of EUR)	Share of common stock (%)
975,848	7,094.4	8.13207%

b) Dividend

Under Austrian corporation law ("Aktiengesetz"), the amount of dividends available for distribution to shareholders is based upon the unappropriated retained earnings of Mayr-Melnhof Karton AG (parent company only), determined in accordance with the Austrian Commercial Code ("Handelsgesetzbuch"). At December 31, 2003, the distributable unappropriated retained earnings totaled thous. EUR 40,204.8 (2002 thous. EUR 34,583.9).

(in thousands of EUR)	2003	2002
Unappropriated retained earnings at January 1,	34,583.9	27,204.5
Net income of Mayr-Melnhof Karton AG (parent company only), for the year ended December 31,	27,669.2	27,265.7
Dividends paid	(22,048.3)	(19,886.3)
Unappropriated retained earnings at December 31,	**40,204.8**	**34,583.9**

For the year ended December 31, 2003, Mayr-Melnhof Karton AG has proposed a dividend of EUR 2.2 (2002: EUR 2.0) per share on 12 million shares totaling thous. EUR 26,400.0 (2002: thous. EUR 24,000.0).

c) Comprehensive Income

A summary of components of other comprehensive income (loss) for the years ended December 31, 2003 and 2002, is as follows:

	Year ended December 31, 2003			Year ended December 31, 2002		
(in thousands of EUR)	**Pretax**	**Income Tax**	**Net**	Pretax	Income Tax	Net
Unrealized gains (losses) on available-for-sale securities - net	2,770.7	(6.4)	**2,764.3**	(1,112.6)	(399.5)	**(1,512.1)**
Minimum pension liability	576.2	(187.4)	**388.8**	(2,644.2)	1,035.4	**(1,608.8)**
Derivatives	(280.1)	95.2	**(184.9)**	0.0	0.0	**0.0**
Gains (losses) on intercompany foreign currency transactions of long-term investment nature - net	(1,053.7)	0.0	**(1,053.7)**	306.8	0.0	**306.8**
Foreign currency translation adjustment	(8,660.3)	0.0	**(8,660.3)**	(5,916.4)	0.0	**(5,916.4)**
Total	**(6,647.2)**	**(98.6)**	**(6,745.8)**	**(9,366.4)**	**635.9**	**(8,730.5)**

(19) Operating Assets and Liabilities

The net change in operating assets and liabilities includes the following:

(in thousands of EUR)	**Year ended December 31, 2003**	Year ended December 31, 2002
Trade accounts receivable	3,735.5	7,520.9
Inventories	(10,530.1)	(2,001.9)
Other long-term assets	(5,930.1)	(1,486.5)
Prepaid expenses and other current assets	5,977.1	(1,753.0)
Trade liabilities	2,734.1	(14,970.9)
Accrued expenses and other liabilities	(2,870.6)	(2,314.0)
Deferred income	2,871.1	627.8
Provisions for income taxes	(15,666.5)	14,217.2
Other long-term liabilities	6,588.3	553.3
Total	**(13,091.2)**	**392.9**

(20) Commitments and Contingent Liabilities

The Group is subject to various claims and legal proceedings that arose in the ordinary course of business. Based on all of the facts available to management, the Group believes that the ultimate resolution of these claims and legal proceedings will not likely have a material adverse effect on the results of its operations, financial position, or liquidity; although no assurances can be given with respect to the outcome of such claims or litigation.

The Group is also subject to various environmental laws and regulations in the countries in which it operates. Expenditures for environmental matters, which relate to existing conditions caused by past operations and have no significant future benefit, are expensed. The Group records an accrual for environmental matters when a loss is probable and can be reasonably estimated. Costs of assessment and remediation of environmental matters to be accrued are based on estimates by management. It is possible that the final resolution of some of these matters may require the Group to make expenditures in excess of amounts currently provided, however, management believes that such additional amounts will not have a material effect on the Group's financial position or results of operations.

Expenses related to environmental matters were not material for the years ended December 31, 2003 and 2002.

Commitments and contingencies are presented at their contractual values and include the following:

(in thousands of EUR)	**December 31, 2003**	December 31, 2002
Guarantees	1,556.3	1,733.4
Notes payable	0.0	34.2
Total	**1,556.3**	**1,767.6**

At December 31, 2003, purchase obligations of fixed assets concerning planned capital expenditures maturing within one year amount to approximately thous. EUR 7,898.2 (December 31, 2002: thous. EUR 378.0).

(21) Subsequent Events

On January 29, 2004, the Group increased its existing interest in the German folding carton producer C.P. Schmidt Verpackungs-Werk GmbH & Co. KG and C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH by 25%. The transaction was approved by the German anti-trust authorities; the period for the Austrian anti-trust authorities to respond ends on March 31, 2004.

The Group believes that the transaction will be approved by the Austrian anti-trust authorities. As a consequence, the joint ventures C.P. Schmidt Verpackungs-Werk GmbH & Co. KG, C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH, and VTV Verpackungstechnische Verfahren GmbH, previously accounted for using the proportionate method, will be fully consolidated from January 1, 2004, onwards.

On February 26, 2004, Mayr-Melnhof founded the Turkish company Mayr-Melnhof Graphia Izmir Karton Sanayi Ticaret Anonim Sirketi (a publicly held company registered in Izmir) with a nominal capital amount of thous. TRL 1,685,000,000.0. The Group holds 100% of the share capital in this company. Mayr-Melnhof intends to establish a packaging plant in Turkey as part of its goal of increasing its market share in the Turkish cigarette packaging industry.

(22) Operating Segments

The Group classifies its businesses into three operating segments:

Through the acquisition of the Graphia companies, which were integrated into the Group as of July 1, 2002, the Group's business segments were restructured and a new division named Mayr-Melnhof Graphia ("MM-Graphia") was established.

MM-Karton: This division manufactures and markets numerous grades of cartonboard, concentrating particularly on coated cartonboard primarily from recycled fiber.

MM-Packaging: This division converts cartonboard into printed folding cartons purchased by customers in a variety of industries including food and other consumer goods (e.g. cereals, dried foods, sugar, confectionery and baked goods, cosmetics and toiletries, detergents, domestic appliances, toys).

MM-Graphia: This division converts cartonboard into cigarette packaging but also high-grade confectionery packaging.

The Group's management reporting and controlling systems are substantially the same as those described in the summary of significant accounting policies (see Note 1). The Group measures the performance of its operating segments through the assessment of "Operating Profit".

Revenues are allocated to countries based on the location of the customer, whereas long-lived assets are allocated according to the location of the respective units.

Capital expenditures represent the purchase of property, plant and equipment, as well as the purchase of intangible assets.

Information about the Group's operating segments is shown below:

			2003		
(in thousands of EUR)	MM-Karton	MM-Packaging	MM-Graphia	Eliminations	Consolidated
Net sales					
Revenues from external customers	660,517.5	398,354.7	261,764.2	0.0	1,320,636.4
Intersegment revenues	95,038.4	1,319.5	263.3	(96,621.2)	0.0
Total Revenues	755,555.9	399,674.2	262,027.5	(96,621.2)	1,320,636.4
Operating Profits	**80,298.6**	**24,673.4**	**31,185.5**	**0.0**	**136,157.5**
Net interest expense					
Interest income	7,549.5	1,466.8	1,425.6	(3,497.6)	6,944.3
Interest expense	(6,727.4)	(2,612.5)	(1,466.7)	3,497.6	(7,309.0)
Net interest expense	822.1	(1,145.7)	(41.1)	0.0	(364.7)
Income before income taxes and minority interests	**79,285.3**	**23,170.4**	**29,845.6**	**0.0**	**132,301.3**
Income tax expense	**(24,935.9)**	**(2,671.9)**	**(12,002.2)**	**0.0**	**(39,610.0)**
Net income	**53,486.4**	**20,224.6**	**17,197.6**	**0.0**	**90,908.6**
Capital expenditures [1]	**55,015.5**	**14,331.1**	**9,817.0**	**0.0**	**79,163.6**
Depreciation and amortization expense [2]	**53,525.5**	**16,995.1**	**11,263.2**	**0.0**	**81,783.8**
Identifiable segment assets	**796,613.8**	**234,646.9**	**180,441.2**	**(27,137.2)**	**1,184,564.7**
Employees per segment as of December 31,	**2,969**	**2,635**	**1,202**		**6,806**

[1] Capital expenditures for intangible assets and property, plant and equipment (see Note 11)

[2] Depreciation and amortization of intangible assets and property, plant and equipment (see Note 11)

(in thousands of EUR)	MM-Karton	MM-Packaging	2002 MM-Graphia	Eliminations	Consolidated
Net sales					
Revenues from external customers	679,864.6	408,980.1	176,845.3	0.0	1,265,690.0
Intersegment revenues	98,832.9	12,284.4	246.2	(111,363.5)	0.0
Total Revenues	778,697.5	421,264.5	177,091.5	(111,363.5)	1,265,690.0
Operating Profits	**94,425.0**	**23,666.7**	**17,560.6**	**0.0**	**135,652.3**
Net interest expense					
Interest income	7,840.1	1,988.5	2,610.9	(4,506.9)	7,932.6
Interest expense	(8,268.1)	(4,415.8)	(2,772.2)	4,506.9	(10,949.2)
Net interest expense	(428.0)	(2,427.3)	(161.3)	0.0	(3,016.6)
Income before income taxes and minority interests	**95,425.1**	**20,723.3**	**16,687.3**	**0.0**	**132,835.7**
Income tax expense	**(32,395.9)**	**(8,480.0)**	**(7,946.5)**	**0.0**	**(48,822.4)**
Net income	**62,695.0**	**12,040.8**	**8,587.5**	**0.0**	**83,323.3**
Capital expenditures [1]	**46,905.7**	**12,705.3**	**8,257.0**	**0.0**	**67,868.0**
***Depreciation and amortization* expense** [2]	**51,787.7**	**19,719.1**	**16,001.5**	**0.0**	**87,508.3**
Identifiable segment assets	**812,354.2**	**238,737.1**	**200,272.5**	**(76,152.4)**	**1,175,211.4**
Employees per segment as of December 31,	**2,952**	**2,652**	**1,182**		**6,786**

[1] Capital expenditures for intangible assets and property, plant and equipment (see Note 11)

[2] Depreciation and amortization of intangible assets and property, plant and equipment (see Note 11)

The following is a country by country breakdown of net sales based upon shipment destination and a summary of long-lived assets based upon location:

	2003		2002	
(in thousands of EUR)	**Net sales**	**Long-lived assets** [1]	Net sales	Long-lived assets 1)
Austria	85,330.5	97,743.0	99,839.9	105,284.8
Germany	409,802.4	241,507.3	370,935.5	242,659.8
United Kingdom	164,453.1	16,430.3	170,664.0	20,137.2
France	111,080.5	11,393.9	118,842.1	12,740.3
Other European Union countries	169,401.5	35,739.8	161,100.7	30,174.3
Eastern European countries	238,385.0	110,587.7	197,252.5	106,319.0
Asia	53,749.7	0.0	70,776.3	0.0
Other foreign countries	88,433.7	26,889.2	76,279.0	31,068.1
Consolidated Total	**1,320,636.4**	**540,291.2**	**1,265,690.0**	**548,383.5**

[1] *Long-lived assets consist of intangible assets and property, plant and equipment (see Note 11)*

(23) Supplementary Disclosures to the Notes in accordance with par. 245a Austrain Commercial Code (HGB)

The accompanying financial statements of Mayr-Melnhof Karton AG are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP") with the exception that certain joint ventures are accounted for using the proportionate method of consolidation. These financial statements prepared in conformity with US GAAP fulfill the requirements of par. 245a of the Austrian Commercial Code (HGB). As a conclusion, the Group is not obliged to prepare consolidated financial statements according to Austrian GAAP (HGB). The additional disclosures in accordance with par. 245a (1) Z 1 - 3 Austrian Commercial Code (HGB) are as follows.

a) **Disclosure of material differences between US GAAP and the Seventh Directive of the European Community as well as the Austrian Commercial Code (HGB)**

Foreign Currency Translation

According to US GAAP, unrealized gains and losses resulting from the application of the current rate method of foreign exchange translation affect net income. Unrealized gains (losses) on intercompany foreign exchange transactions of long-term investment nature are recorded without affecting net income as a separate component of Stockholders´ equity. In contrast, the realizable value principle under Austrian law requires that only unrealized losses are recorded.

Treatment of the excess of fair value of acquired net assets over cost

According to the book value method and the revaluation method, which must be applied according to the Austrian Commercial Code (HGB) and the Seventh Directive of the European Community, the excess of fair value of acquired net assets over cost should be transferred to retained earnings or released to net income. According to US GAAP, the excess of fair value of acquired net assets over cost must be allocated as a reduction to non-current, non-monetary assets, such as property, plant and equipment.

Securities

In the consolidated financial statements according to US GAAP, current and non-current securities are categorized as "available-for-sale securities" and are stated at their estimated fair values. Changes in the estimated fair values are recorded as a component of accumulated other comprehensive income (Stockholders´ equity), net of tax. In contrast to US GAAP, the Fourth and Seventh Directives of the European Community do not permit the recognition of values which exceed the original cost of acquisition. Under Austrian accounting policies, such securities would be valued at the lower of cost or market. Investments and long-term financial assets are included in the non-current assets, whereas marketable securities are included in the current assets.

Property, Plant and Equipment

Some capital leases are capitalized in the consolidated financial statements, but according to the Austrian Commercial Code (HGB), these contracts would have been recorded as operating leases.

Goodwill and intangible assets with an indefinite useful life

According to US GAAP, goodwill and intangible assets are subject to capitalization. Goodwill and intangible assets acquired or resulting from business combinations completed before July 1, 2001, were amortized until December 31, 2001. Goodwill and intangible assets with an indefinite useful life acquired after June 30, 2001, are no longer amortized but instead tested for impairment, on at least an annual basis. According to the Austrian Commercial Code (HGB), goodwill is amortized over its estimated useful life.

According to FAS 141, the purchase method has to be applied for all business combinations which were completed after June 30, 2001. According to the Austrian Commercial Code (HGB), it is possible to offset goodwill resulting from acquisitions against equity, which is not allowed under US GAAP.

Impairment of Long-Lived Assets

According to US GAAP, an impairment loss concerning long-lived assets has to be recognized if the sum of undiscounted future cash flows is less than the carrying amount of an asset. An impairment test has to be performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There is no equivalent to such an impairment test under the Austrian Commercial Code (HGB). If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, then the carrying amount of the asset is compared directly with its fair value.

Provisions for Pensions and Other Post-Employment Benefits
In the consolidated financial statements, defined benefit and severance payment plans are calculated using the Projected Unit Credit Method using interest rates of 4.7% (foreign obligations) and 5.3% (domestic obligations) and rates for compensation increases of 1.9% (foreign obligations) and 2.5% (domestic obligations). With respect to US GAAP, funded defined benefit plans are also calculated using the Projected Unit Credit Method. In the consolidated financial statements, each benefit obligation is netted against available plan assets resulting in the recognition of a liability or an asset. According to US GAAP, only restricted or segregated trust assets are considered plan assets.

Provisions for defined benefit and severance payment plans are calculated in accordance with par. 211 of the Austrian Commercial Code in connection with the expert opinion of the Austrian Chamber of Chartered Accountants using an actuarial valuation or a present value method with an interest rate of 3.5% and without considering expected future salary increases. In case of a separate pension plan fund only the obligation of supplementary payments is recorded according to the Austrian Commercial Code (HGB).

Accrued Expenses
In respect to Austrian accounting purposes, a principle of caution is used regarding the recognition of accrued expenses. US GAAP applies the prevailing principle of profit on an accrual basis and a more stringent interpretation to this principle of prudence discussed beforehand. Under US GAAP, accrued expenses are influenced by more stringent requirements such as the probability of an event and an estimation as to the amount of the provision.

Deferred Taxes
In the consolidated financial statements according to US GAAP, deferred tax assets and liabilities have to be recognized for all temporary differences arising between the tax base and the financial reporting base of assets and liabilities. Recognition of deferred tax assets for operating tax loss carryforwards is required, as long as it is expected that they will be off-set against taxable profits in the future. The Austrian Commercial Code (HGB) calculation requires that deferred taxes be based upon timing differences, as well as the amounts of expected future tax liabilities and future tax refunds. The recording of deferred tax assets is optional, but deferred tax liabilities must be recorded.

Minority Interests
US GAAP requires that minority interests are recorded as a separate item included in liabilities. Austrian accounting principles require that minority interests be stated as a separate balancing item included in equity.

Treasury Stock
In the consolidated financial statements according to US GAAP, treasury stock is shown as a deduction from the total paid-in capital and retained earnings on the balance sheet. According to Austrian GAAP (HGB) treasury stock is shown as a current or non-current asset, depending on its intended use.

b) **Additional Disclosures to the Notes in accordance with the Austrian Commercial Code (HGB)**

Balance Sheet

Receivables

At December 31, 2003 and 2002, trade accounts receivable maturing after one year amounted to thous. EUR 24.8 and thous. EUR 17.8, respectively. Other receivables maturing after one year totaled thous. EUR 130.9 (2002: thous. EUR 92.8).

Accrued Expenses and Other Liabilities

Trade liabilities include advances from customers totaling thous. EUR 617.9 (2002: thous. EUR 108.3).

Liabilities concerning social security are thous. EUR 7,414.7 (2002: thous. EUR 6,719.1). The total amount of other liabilities which mature after five years is thous. EUR 179.0 (2002: thous. EUR 207.9).

Other provisions include personnel liabilities (accrued vacation, other bonuses, etc.), bonuses to customers, additional costs, potential losses from risks, and pending transactions.

Income Statement

Additional Disclosures related to the application of the Cost of Goods Sold Method

Cost of materials and purchased services can be split up as follows:

(in thousands of EUR)	2003	2002
Cost of materials	657,486.0	600,582.2
Cost of purchased services	12,892.4	20,265.5
Total	**670,378.4**	**620,847.7**

Personnel expense can be split up as follows:

(in thousands of EUR)	2003	2002
Wages	143,914.2	135,826.0
Salaries	86,347.5	80,034.6
Severance expense	3,732.2	4,351.1
Pension expense	5,969.3	4,833.4
Expenses for statutory social security, and payroll related taxes and other contributions	47,697.8	42,193.1
Other welfare expenditures	3,968.0	4,117.2
Total	**291,629.0**	**271,355.4**

Pension and severance expense can be split up as follows:

(in thousands of EUR)	2003	2002
Management Board and executive employees	1,985.9	2,668.0
Other employees	7,715.6	6,516.5
Total	**9,701.5**	**9,184.5**

Other Information

The average number of employees is as follows:

	2003	2002
Employees in fully consolidated companies:		
Factory workers	5,030	4,453
Office staff	1,613	1,411
Employees in proportionally consolidated companies:		
Factory workers	231	262
Office staff	63	87
Total	**6,937**	**6,213**

The remuneration of members of the Management Board in the 2003 financial year is as follows:

(in thousands of EUR)	2003	2002
Base salary	1,031.4	1,284.6
Variable compensation	1,348.5	2,583.8
Total	**2,379.9**	**3,868.4**

The remuneration of members of the Supervisory Board for the 2003 financial year totaled thous. EUR 80.0 (2002: thous. EUR 46.9).

c) Table of Affiliated and Associated Companies:

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
Mayr-Melnhof Karton Aktiengesellschaft	Vienna	AUT	Holding / Consulting	EUR	87,240	-	FC [1]
MM-KARTON							
Baiersbronn Frischfaser Karton GmbH & Co. KG	Baiersbronn	DEU	Cartonboard production	DEM	4,000	100.00%	FC [1]
Baiersbronn Frischfaser Karton Verwaltungs GmbH	Baiersbronn	DEU	General partner	DEM	50	100.00%	FC [1]
Colthrop Board Mill Limited	Thatcham	GBR	Owning Company	GBP	7,000	100.00%	FC [1]
FS-Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	51,641	100.00%	FC [1]
Mayr-Melnhof Gernsbach GmbH & Co KG	Gernsbach-Obertsrot	DEU	Cartonboard production	DEM	18,000	100.00%	FC [1]
Mayr-Melnhof Gernsbach Beteiligungs GmbH	Gernsbach-Obertsrot	DEU	General partner	EUR	52	100.00%	FC [1]
Karton Deisswil AG	Stettlen	CHE	Cartonboard production	CHF	6,000	100.00%	FC [1]
Kolicevo Karton Proizvodnja kartona, d.o.o.	Domzale	SVN	Cartonboard production	SIT	3,074,067	100.00%	FC [1]
Mayr-Melnhof Eerbeek B.V.	Eerbeek	NLD	Cartonboard production	EUR	7,300	100.00%	FC [1]
Mayr-Melnhof Holdings N.V.	Amsterdam	NLD	Holding / Consulting	EUR	67,254	100.00%	FC [1]
Mayr-Melnhof Karton Gesellschaft m.b.H.	Frohnleiten	AUT	Owning company	ATS	100,000	100.00%	FC [1]
Mayr-Melnhof Karton GmbH & Co KG	Frohnleiten	AUT	Cartonboard production	ATS	1,000	100.00%	FC [1]
Mayr-Melnhof Nikopol A.D.	Nikopol	BLG	Cartonboard production	BGN	5,738	99.97%	FC [1]
MM Kolicevo Holding d.o.o.	Domzale	SVN	Holding Company	SIT	2,100	100.00%	FC [1]
MM Holding UK Limited	London	GBR	Holding Company	GBP	5,170	100.00%	FC [1]
MM Transport & Logistik GmbH	Frohnleiten	AUT	Logistics Company	EUR	37	100.00%	FC [1]
MM Lager & Logistik GmbH	Baiersbronn	DEU	Stock and logistics company	EUR	25	100.00%	FC [1]
CDEM Holland B.V.	S-Hertogenbosch	NLD	R & D	NLG	400	33.33%	EC [4]
Flevohout B.V.	Eerbeek	NLD	Purchasing of wood	NLG	282	50.00%	NC [3]
Industriewater Eerbeek B.V.	Eerbeek	NLD	Waste water purification	NLG	315	37.50%	NC [3]
Lokalbahn Payerbach-Hirschwang Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Railway transport	ATS	2,500	100.00%	NC [3]
Stort Doonweg B.V.	Eerbeek	NLD	Waste dumping	NLG	40	50.00%	NC [3]
Verenigde Papierfabrieken Eerbeek B.V.	Eerbeek	NLD	Corporate shell	NLG	2,450	100.00%	NC [3]
Mayr-Melnhof Papierresidu Verwerking B.V.	Eerbeek	NLD	Holding / Consulting	EUR	18	100.00%	FC [1]
CDEM V.O.F.	S-Hertogenbosch	NLD	Combustor	EUR	18	33.33%	NC [3]
Recovered paper companies of MM-Karton							
WÜRO Papierverwertung GmbH & Co KG	Würzburg	DEU	Recovered paper collection	DEM	420	66.67%	FC [1]
W Ü R O Verwaltungsgesellschaft mit beschränkter Haftung	Würzburg	DEU	General partner	DEM	51	66.67%	FC [1]
A. Spiehs Beteiligungsgesellschaft m.b.H.	Vienna	AUT	Holding Company	ATS	500	100.00%	FC [1]
Joh. Spiehs & Co GmbH	Vienna	AUT	Recovered paper collection	EUR	35	100.00%	FC [1]
„Papyrus“ Altpapierservice Handelsgesellschaft m.b.H.	Villach	AUT	Recovered paper collection	EUR	109	63.34%	FC [1]
„Papyrus“ Altpapierservice Handelsgesellschaft m.b.H.	Vienna	AUT	Recovered paper collection	EUR	229	63.34%	FC [1]
Papyrus Wertstoff Service GmbH	Bad Reichenhall	DEU	Recovered paper collection	DEM	50	63.34%	FC [1]

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
Trading companies and sales offices of MM-Karton							
Austria Cartón, S.A.	Barcelona	ESP	Sales office	EUR	60	75.00%	FC [1]
Keminer Remmers Kartonhandels GmbH	Willich	DEU	Cartonboard trading	DEM	2,500	100.00%	FC [1]
Mayr-Melnhof Belgium N.V.	Zaventem	BEL	Sales office	EUR	62	100.00%	FC [1]
Mayr-Melnhof France S.A.R.L.	Paris	FRA	Sales office	FRF	50	100.00%	FC [1]
Mayr-Melnhof Italia SRL	Milano	ITA	Sales office	EUR	51	75.00%	FC [1]
Mayr-Melnhof Karton Polska Sp. z o.o.	Krakow	POL	Sales office	PLN	50	100.00%	FC [1]
Mayr-Melnhof Nederland B.V.	Eerbeek	NLD	Sales office	NLG	200	100.00%	FC [1]
Mayr-Melnhof Trading Handels GmbH	Vienna	AUT	Sales office	ATS	6,000	100.00%	FC [1]
Mayr-Melnhof UK Limited	London	GBR	Sales office	GBP	100	100.00%	FC [1]
MM Kartonvertrieb GmbH	Neuss	DEU	Sales office	DEM	50	100.00%	FC [1]
MM Scandinavia ApS	Kopenhagen	DAN	Sales office	DKK	210	100.00%	FC [1]
MM Karton Praha s.r.o.	Prague	CZE	Sales office	CZK	200	100.00%	FC [1]
Varsity Packaging Limited	London	GBR	Cartonboard trading	GBP	300	100.00%	FC [1]
MM Karton Bulgaria EOOD	Sofia	BLG	Sales office	BGN	5	100.00%	FC [1]
MM Karton Russia LLC.	Moscow	RUS	Sales office	RUB	1,200	100.00%	FC [1]
MM-Karton Export GmbH	Vienna	AUT	Cartonboard trading	EUR	35	100.00%	FC [1]

MM-GRAPHIA							
MM Graphia Trier GmbH	*Trier*	DEU	*Production of packaging*	EUR	3,500	100.00%	FC [1]
Mayr-Melnhof finance SA	Stettlen	CHE	Holding / Consulting	CHF	50	100.00%	FC [1]
Colthrop N.V.	Eerbeek	NLD	Holding Company	NLG	4,000	100.00%	FC [1]
MM Graphia Bielefeld GmbH & Co KG	Bielefeld	DEU	Production of packaging	EUR	475	88.09%	FC [1]
MM Graphia Bielefeld Verwaltungs GmbH	Bielefeld	DEU	General partner	DEM	6,000	100.00%	FC [1]
Graphia Gundlach Verlags- und HandelsGmbH iL	Bielefeld	DEU	Production of packaging	DEM	50	100.00%	FC [1]
MM Graphia Innovaprint GmbH & Co KG	Bielefeld	DEU	Production of packaging	EUR	500	88.09%	FC [1]
MM Graphia Innovaprint Verwaltungs GmbH	Bielefeld	DEU	Limited partner	DEM	50	88.09%	FC [1]
MM Graphia Dortmund GmbH	Dortmund	DEU	Production of packaging	EUR	100	88.09%	FC [1]
Ukrainisch-Deutsche geschlossene Aktiengesellschaft "Graphia Ukraina"	Tscherkassy	UKR	Production of packaging	UAH	5,880	81.22%	FC [1]
Mayr-Melnhof Packaging Russia LLC.	*St. Petersburg*	RUS	*Production of packaging*	RUB	300	100.00%	FC [1]
MM Graphia DP	Tscherkassy	UKR	Owning Company	UAH	8,483	100.00%	FC [1]
MM Graphia Beteiligungs- und Verwaltungsgesellschaft mbH	Baiersbronn	DEU	Holding / Consulting	EUR	5,038	100.00%	FC [1]

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
MM-PACKAGING							
MM Packaging Behrens GmbH & Co KG	Alfeld (Leine)	DEU	Production of packaging	EUR	1,790	100.00%	FC [1]
MM Packaging Behrens GmbH & Co KG Berlin	Berlin	DEU	Production of packaging	EUR	256	100.00%	FC [1]
MM Packaging BEHRENS Verwaltungs-gesellschaft mbH	Alfeld (Leine)	DEU	General partner	EUR	26	100.00%	FC [1]
Ernst Schausberger & Co. Gesellschaft m.b.H.	Gunskirchen	AUT	Production of packaging	EUR	2,910	67.00%	FC [1]
Hermann Schött GmbH Offsetdruckerei	Mönchengladbach	DEU	Owning company	DEM	10,000	100.00%	FC [1]
Mayr-Melnhof Packaging Austria GmbH	Vienna	AUT	Production of packaging	EUR	3,050	100.00%	FC [1]
MM Packaging France S.A.S.	Moneteau	FRA	Production of packaging	EUR	2,454	100.00%	FC [1]
Mayr-Melnhof Packaging GmbH	Baiersbronn	DEU	Holding / Consulting	DEM	8,000	100.00%	FC [1]
Mayr-Melnhof Packaging Holding S.A.R.L.	Seignelay	FRA	Holding Company	EUR	4,140	100.00%	FC [1]
Mayr-Melnhof Packaging Romania S.A.	Ploiesti	ROU	Production of packaging	ROL	55,040,559	100.00%	FC [1]
PacProject GmbH	Alfeld (Leine)	DEU	Development of packaging	EUR	26	85.00%	FC [1]
Mayr-Melnhof Packaging UK Limited	London	GBR	Production of packaging	GBP	9,700	100.00%	FC [1]
MM Packaging Europe GmbH	Vienna	AUT	Consulting	EUR	37	100.00%	FC [1]
MM Packaging Schilling GmbH & Co KG	Heilbronn	DEU	Production of packaging	DEM	1,460	100.00%	FC [1]
MM Packaging Schilling Verwaltungsgesellschaft m.b.H.	Heilbronn	DEU	General partner	DEM	50	100.00%	FC [1]
Neupack Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Production of packaging	ATS	25,000	100.00%	FC [1]
MM Packaging Hungária Kft.	Budaörs	HUN	Production of packaging	HUF	326,500	100.00%	FC [1]
Neupack Polska Sp. z o.o.	Bydgoszcz	POL	Production of packaging	PLN	9,260	99.89%	FC [1]
MM Packaging Caesar GmbH & Co KG	Traben-Trarbach	DEU	Production of packaging	EUR	5,120	100.00%	FC [1]
MM Packaging Caesar Verwaltungs GmbH	Traben-Trarbach	DEU	General partner	EUR	26	100.00%	FC [1]
Schausberger, obaly a tisk, s.r.o.	Solnice	CZE	Trading of packaging	CZK	100	67.00%	FC [1]
C.P. Schmidt Verpackungs-Werk GmbH & Co. KG	Kaiserslautern	DEU	Production of packaging	EUR	4,000	50.00%	PC [2]
C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH	Kaiserslautern	DEU	General partner	EUR	180	50.00%	PC [2]
VTV Verpackungstechnische Verfahren GmbH	Kaiserslautern	DEU	Development of packaging	EUR	200	50.00%	PC [2]
Mayr-Melnhof Packaging Iberica SL	Madrid	ESP	Production of packaging	EUR	3	100.00%	NC [3]
MM Packaging Polska Sp. z o.o.	Krakow	POL	Production of packaging	PLN	50	100.00%	NC [3]
OTHERS							
Syn-Group Unternehmensberatung GmbH	Vienna	AUT	Consulting	EUR	37	38.00%	FC [1]
„free com" internet-services GmbH	Vienna	AUT	IT services	EUR	35	65.00%	FC [1]

[1] FC...fully consolidated

[2] PC...proportional consolidation

[3] NC...non-consolidated

[4] EC...consolidated at equity

The 2003 Board members were:

Management Board
Wilhelm HÖRMANSEDER, Purkersdorf *(Chairman)*
Andreas BLASCHKE, Perchtoldsdorf *(Member of the Management Board)*
Herbert NOICHL, Vienna *(Member of the Management Board)*
Franz RAPPOLD, Laab im Walde *(Member of the Management Board)*

Supervisory Board
Carl Anton GOESS-SAURAU, Frohnleiten *(Member an Honorary Chairman)*
Michael GRÖLLER, Vienna *(Chairman)*
Friedrich MAYR-MELNHOF, Grödig *(Vice-Chairman)*
Romuald BERTL, Graz *(Vice-Chairman)*
Gerhard GLINZERER, Vienna
Clemens GOESS-SAURAU, London
Manfred GRUNDAUER, Frohnleiten *(Staff council representative, MM-Karton)*
Hubert ESSER, Neuss *(Staff council representative, MM-Karton)*
Gerhard NOVOTNY, Vienna *(Staff council representative, MM-Packaging)*

Vienna, March 18, 2004

Management Board

Wilhelm Hörmanseder	Andreas Blaschke
Herbert Noichl	Franz Rappold

Report of the Supervisory Board

In the 2003 financial year, the Supervisory Board discharged its responsibilities under statute and the articles of the Company.

During the 2003 financial year, the Supervisory Board held five meetings on February 26, April 10, May 13, September 25 and December 2 with the participation of the Management Board. No member of the Supervisory Board has participated in less than four meetings.

Furthermore, the Management Board provided the Supervisory Board on a regular basis with written and verbal reports and information on the business development and the condition of the Company as well as its affiliated companies. The Chairman of the Supervisory Board also maintained regular contact with the Chairman of the Management Board outside Supervisory Board meetings, in order to discuss the strategy, business development and the risk situation of the Company.

In addition to monitoring the current development, the Supervisory Board was primarily concerned with the strategy pursued in the individual segments, decisions on acquisitions and major investments.

The Executive Committee and the Personnel Committee, which is composed of the same members, met four times during the 2003 financial year. Their discussions focused on the strategic positioning and further development of the Group.

In the meeting on December 2, 2003, the Supervisory Board discussed in detail the implementation of the Austrian Corporate Governance Code.

The annual financial statements of Mayr-Melnhof Karton AG for the year ending December 31, 2003 and the management report including the accounting were audited by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH. The audit confirmed that the accounting, the annual financial statements, and management report conform with the legal requirements and articles of association. The audit provided no reason for query, and the auditors duly issued an unqualified opinion. The same applies for the Consolidated Annual Financial Statements which were prepared in accordance with US GAAP. These Statements were supplemented by the Management Discussion and Analysis for the Group and further Notes under the terms of Section 245a of the Austrian Commercial Code. Pursuant to the terms of Section 245a of the Com-mercial Code, the present Consolidated Annual Financial Statements according to US GAAP, provide exemption from the obligation to prepare Consolidated Financial Statements according to Austrian law.

The Supervisory Board concurs with the management report, the Group consolidated annual financial statements, as well as the Management Discussion and Analysis, and hereby approves the annual financial statements of Mayr-Melnhof Karton AG as of December 31, 2003. The 2003 annual financial statements of Mayr-Melnhof Karton AG are accordingly adopted in accordance with Section 125 (2) of the Austrian Companies Act. The Supervisory Board has considered and approves the Management Board's proposal regarding the appropriation of net income for the 2003 financial year.

The members of the Supervisory Board extend their thanks and appreciation to the members of the Management Board and all employees of the Mayr-Melnhof Group for their great efforts and remarkable achievements during 2003.

Vienna, April 2004

Michael Gröller
Chairman of the Supervisory Board

Development in the 4th Quarter 2003

Quarterly Overview

Mayr-Melnhof Group (US GAAP, unaudited)

(consolidated in EUR millions)	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	**4th Quarter 2003**	4th Quarter 2002	+/-
Sales	340.4	319.7	347.8	**312.7**	325.3	(3.9%)
Operating profit	39.4	31.1	34.8	**30.9**	30.5	+1.3%
Operating margin (%)	11.6%	9.7%	10.0%	**9.9%**	9.4%	
Income before income taxes and minority interests	37.1	29.4	35.2	**30.6**	28.5	+7.4%
Income taxes	(14.5)	(11.8)	(9.8)	**(3.5)**	(11.1)	
Net income	22.2	16.7	25.8	**26.2**	17.1	+53.2%
Net income margin (%)	6.5%	5.2%	7.4%	**8.4%**	5.3%	
Basic earnings per share (in EUR)	2.02	1.51	2.34	**2.38**	1.57	
Diluted earnings per share (in EUR)	2.01	1.52	2.33	**2.39**	1.57	

As in previous years, the fourth quarter was characterized by weaker seasonal demand.

The Mayr-Melnhof Group achieved consolidated sales of EUR 312.7 million (4th quarter of 2002: EUR 325.3 million) and registered an operating profit of EUR 30.9 million (4th quarter of 2002: EUR 30.5 million). The difference compared to the operating profit in the third quarter of 2003 (EUR 34.8 million) primarily resulted from the lower capacity utilization in the cartonboard area. *Capacities at MM-Karton were only utilized by approximately 82 % during the fourth quarter* after 91 % in the third quarter (2003: 4th quarter: 83 %, 3rd quarter: 94 %;) due to increased downtime.

Period net income amounted to EUR 26.2 million (4th quarter of 2002: EUR 17.1 million).

Glossary

Financial Indicator Definitions

Acid test ratio
The sum of cash and cash equivalents, marketable and non-current securities, and trade accounts receivable divided by current liabilities excluding short-term revolving bank debt.

Cash earnings
Income before minority interests, depreciation and amortization, and deferred income taxes.

Cash earnings margin
Cash earnings divided by sales.

Cash ratio
The sum of cash and cash equivalents, marketable and non-current securities divided by current liabilities excluding short-term revolving bank debt.

Current ratio
The sum of total current assets and non-current securities divided by current liabilities excluding short-term revolving bank debt.

EBITDA
Income before minority interests, net interest expense, income taxes, and depreciation and amortization.

EBITDA margin
EBITDA divided by sales.

Employees
Employees at year end, including part-time employees on a pro-rata basis and apprentices.

Enterprise value
The sum of market capitalization, minority interests, and net debt (please refer to the notes made in the net debt definition).

Equity and non-current liabilities to property, plant and equipment
The sum of stockholders' equity and non-current liabilities divided by property, plant and equipment - net.

Equity to total assets
Stockholders' equity divided by total assets.

Net debt
The sum of short-term and long-term financial liabilities subtracted by cash and cash equivalents, marketable and non-current securities. Only when these liabilities are greater than these assets, will the net debt amount be included in further ratio calculations - particularly Return on Capital Employed (ROCE) and Enterprise Value (EV).

Net debt to equity
Net debt divided by stockholders' equity.

Net profit margin
Net income divided by sales.

Glossary

Operating margin
Operating profit divided by sales.

Property, plant and equipment to total assets
Property, plant and equipment - net divided by total assets.

Return on capital employed (ROCE)
The sum of income before minority interests, income taxes, and interest expense divided by the average sum of stockholders' equity, minority interests, and net debt (please refer to the notes made in the net debt definition).

Return on assets
The sum of income before minority interests and interest expense divided by average total assets.

Return on equity (ROE)
Net income divided by the average stockholders' equity.

Return on investment (ROI)
The sum of income before minority interests and interest expense divided by the average sum of stockholders' equity, minority interests, short-term and long term financial liabilities.

Times interest earned
Operating profit divided by net interest expense.

Working capital
The sum of non-current securities and total current assets subtracted by total current liabilities excluding short-term revolving bank debt.

Financial Calendar 2004:

April 27, 2004	Financial results for 2003
May 17, 2004	Results for the 1st quarter of 2004
May 18, 2004	10th Annual General Meeting
May 25, 2004	Ex-Dividend Day
June 1, 2004	Dividend payment day
August 25, 2004	Results for the 1st half-year of 2004
November 23, 2004	Results for the first three quarters of 2004

Published and edited by:

Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Vienna

For further information, please contact:

Stephan Sweerts-Sporck
Investor Relations
Tel.: +43/ 1 50136 1180
Fax: +43/ 1 50136 1195
e-mail: investor.relations@mm-karton.com

Concept & Layout: Jiszda & Partner, Vienna

Produced with FIRE.sys by Michael Konrad, Frankfurt (Main)

The English version of this annual report is a translation of the original German text.

The annual reports and interim reports can be requested from the Company and are also available on the Internet

The financial statements of Mayr-Melnhof Karton Aktiengesellschaft prepared in accordance with Austrian GAAP were audited together with the management report by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH Vienna, and were approved without qualification. The financial statements have been submitted to the registrar of companies at the Vienna commercial court under registration number 81906a and will be published in the "Amtsblatt zur Wiener Zeitung" (Official Federal Gazette).

http://www.mayr-melnhof.com

Cover: SWISSTOP 350g/m^2

Mayr-Melnhof Group Key Indicators

	1999	2000	2001	2002	**2003**
Development of Sales (in millions of EUR)					
Unconsolidated sales	1,074.8	1,292.6	1,327.1	1,463.6	1,514.7
less pro rated sales from proportionally consolidated companies	(35.0)	(39.9)	(38.1)	(27.2)	(26.2)
less intersegment sales	(133.2)	(174.4)	(166.1)	(170.7)	(167.9)
Consolidated sales	906.6	1,078.3	1,122.9	1,265.7	1,320.6
Earnings Data (in millions of EUR)					
Net value-added	300.7	344.8	363.7	408.4	432.9
EBITDA	151.6	172.5	201.0	223.3	214.5
Operating profit	80.4	104.2	120.2	135.7	136.2
Net income	45.4	66.7	77.9	83.3	90.9
Cash earnings	130.8	145.1	159.7	174.7	169.9
Depreciation and amortization (in millions of EUR)	70.2	69.9	76.2	87.5	81.8
Capital expenditures (in millions of EUR)	76.5	71.6	59.5	67.9	79.2
Employees	5,077	4,961	5,419	6,786	6,806
Profitability Indicators					
Return on equity	9.9%	13.4%	14.9%	15.2%	15.0%
Return on assets	5.6%	7.8%	8.7%	8.4%	8.5%
Net profit margin	5.0%	6.2%	6.9%	6.6%	6.9%
Cash earnings margin	14.4%	13.5%	14.2%	13.8%	12.9%
EBITDA margin	16.7%	16.0%	17.9%	17.6%	16.2%
Operating margin	8.9%	9.7%	10.7%	10.7%	10.3%
Times interest earned (in years)	16.4	30.6	80.1	45.2	340.5
Return on capital employed	15.2%	19.4%	23.8%	24.5%	21.6%
Return on investment	8.0%	11.0%	12.4%	12.6%	12.7%
Balance Sheet Indicators					
Equity to total assets	46.4%	49.5%	48.7%	48.7%	53.8%
Net debt (in millions of EUR)	65.3	(10.3)	(33.9)	(40.1)	(78.2)
Net debt to equity	13.8%	(2.0%)	(6.5%)	(7.0%)	(12.3%)
Property, plant and equipment to total assets	43.9%	39.4%	41.1%	43.2%	42.2%
Equity and non-current liabilities to property, plant and equipment	1.6	1.9	1.7	1.6	1.7
Working capital (in millions of EUR)	245.7	312.4	301.8	277.9	317.0
Enterprise value (in millions of EUR)	621.7	566.9	641.6	784.6	1,059.4
Liquidity Indicators					
Cash ratio	0.7	1.0	0.9	0.7	0.8
Acid test ratio	1.2	1.5	1.4	1.2	1.4
Current ratio	2.0	2.3	2.1	1.9	2.1
Share Performance Indicators					
Basic and diluted earnings per share (in EUR)	3.78	5.56	6.66	7.57	8.25
Dividend per share (in EUR)	1.55	1.65	1.80	2.00	2.20[1]

[1] proposed